UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 26 August, 2010

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW, 2113

Telephone: 02 9878 0088

APPENDIX 4E

incorporating

ANNUAL REPORT

FOR THE YEAR ENDED

30 JUNE, 2010

Novogen Limited
Appendix 4E Specific Requirements
30 June, 2010

RESULTS FOR ANNOUNCEMENT TO THE MARKET
				$’000
Revenue from continuing operations	down	11.1%	to	9,908
Loss after income tax from continuing operations	down	35.9%	to	(15,246)
Net loss for the period attributable to members	down	34.8%	to	(12,345)

The amounts included in this report are for the financial year ended 30 June, 2010. Comparative figures are for the previous corresponding period being the financial year ended 30 June, 2009 unless otherwise stated.

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year ended 30 June, 2010.

Refer to Operating and Financial Review shown in the attached Directors’ Report for an explanation of the above disclosures.

CONTENTS

Page No.

Directors' Report	4 – 24
Auditor’s Independence Declaration	25
Corporate Governance Statement	26 – 31
Statement of Comprehensive Income	32
Statement of Financial Position	33
Statement of Changes in Equity	34
Statement of Cash Flows	35
Notes to the Financial Statements	36 – 76
Directors' Declaration	77
Independent Audit Report to the Members	78 – 79
ASX additional information	80 – 81

DIRECTORS’ REPORT

Your Directors submit their report for the year ended 30 June, 2010.

This annual report has been based on accounts which have been audited.

DIRECTORS

The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows:

Mr PA Johnston (Chairman)
Mr C Naughton (Managing Director) – Employment ceased 1 December, 2009.
Professor AJ Husband (Executive Director) – Resigned as a Director 30 June, 2010.
Mr GM Leppinus
Professor PJ Nestel AO
Mr PB Simpson – Retired 28 July, 2009.
Mr WD Rueckert

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Philip A Johnston Non-executive Chairman
Dip Eng (Production)

Non-executive Director since 1997, Mr Johnston was elected Chairman of Novogen Limited with effect from 1 January, 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School.

Other current and former directorships held in the last three years

During the last three years Mr Johnston has served as a Director of the ASX listed company, Lipa Pharmaceuticals Limited and is currently a Director of NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc. Mr Johnston’s directorship of Lipa ceased in November 2007 following a scheme of arrangement which saw Lipa ceasing as a public company at that time.

Special responsibilities

Chairman of the Board
Chairman of the Remuneration Committee
Member of the Audit Committee

Christopher Naughton Managing Director
BEc, LLB

Managing Director since March, 1997, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has over 20 years experience in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

DIRECTORS’ REPORT

Other current and former directorships held in the last three years

During the last three years Mr Naughton has served as CEO and Director of the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Special responsibilities

Chief Executive Officer (employment ceased 1 December, 2009)

Professor Alan J Husband Executive Director
PhD, DSc, FASM

Professor Husband was appointed as a Director of Novogen Limited in May, 2006. Professor Husband has over 30 years experience in basic and applied scientific research and research management. His academic research interests in immunology and pathology have been reflected in the publication of over 200 scientific papers and several books. He currently holds a professorial appointment at the University of Sydney. These activities in basic and applied research, coupled with experience in the biotechnology industry, provided the foundations for his current appointment as Group Director of Research for the Novogen Group of companies. In this position Professor Husband is responsible for the development of the Group’s flavonoid drug technology platform. Professor Husband commenced working with the Company in 1996 and has managed the scientific discovery and clinical trial programs, including development of novel oncology, cardiovascular and anti-inflammatory therapeutics as well as wound healing technologies.

Special responsibilities

Group Director of Research

Geoffrey M Leppinus Non-executive Director
BEc, FCA

Non-executive Director since February 2005, Mr Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG with over 30 years experience in professional accounting and auditing. At KPMG he was responsible for the audit of a number of large public companies and the Australian subsidiaries of US listed public corporations. Mr Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He has also had a wide range of experience in conducting due diligence for business acquisitions. Mr Leppinus has served as a member of the Australian Auditing Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.

Special responsibilities

Chairman of the Audit Committee
Member of the Remuneration Committee

Professor Paul J Nestel Non-executive Director
AO, MD, FTSE, FRACP, FAHA, FCSANZ

Professor Nestel is currently on the Senior Faculty at the Baker Heart Research & Diabetes Institute, Melbourne. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is Honorary Professor of Medicine at Deakin University, Melbourne. He was formerly Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been closely involved in national and international pharmaceutical trials of cardiovascular drugs. He has been and remains a member of national and international committees for research and policy on cardiovascular disease. He has published over 420 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, the Royal Australasian College of Physicians, a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia and recipient of the Centenary Medal.

DIRECTORS’ REPORT

Other current and former directorships held in the last three years

During the last three years Professor Nestel has served as a Director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Special responsibilities

Member of the Remuneration Committee
Member of the Audit Committee

Peter B Simpson Non-executive Director
MPharm, PhC

Non-executive Director since 1994, Mr Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries. Mr Simpson is also the Chairman of Biogenerics Australia Pty Ltd.

Special responsibilities

Member of the Remuneration Committee
Member of the Audit Committee

William D Rueckert Non-executive Director

Mr Rueckert has been director of the Company since March, 2009 and has been a Director of Marshall Edwards, Inc. between March, 2007 and March, 2009. Mr Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specialising in community banks. From 1991 to 2006 he was President and Director of Rosow & Company, a private investment firm based in Connecticut with interests in the petroleum and resort development industries, from 1988 until 1990, and was President of United States Oil Company, a publicly traded oil exploration business, from 1981 to 1988. Among his many civic associations, Mr Rueckert is Director and President of the Cleveland H. Dodge Foundation, a private philanthropic organisation in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University.

Other current and former directorships held in the last three years

Mr Rueckert is currently a Director of Chelsea Therapeutics, Inc. a NASDAQ listed drug development company and Rapid Pathogen Screening, Inc. a privately help diagnostic device company.

During the last three years Mr Rueckert has served as a Director for the Emergency Filtration Products, Inc. and the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Special responsibilities

Member of the Remuneration Committee
Member of the Audit Committee

DIRECTORS’ REPORT

COMPANY SECRETARY

Ronald L Erratt
FINA

Mr Erratt has been the Company Secretary of Novogen Limited since it floated on the Australian Stock Exchange in 1994. He is also the Company Secretary for all the wholly-owned subsidiaries of Novogen. Mr Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.

Directors' interests in the shares and options of the Company

At the date of this report the interests of the Directors, and their related parties, in the shares of Novogen Limited were:

Ordinary shares fully paid

PA Johnston	73,594
PJ Nestel AO	32,000
GM Leppinus	11,883
WD Rueckert	5,000
122,477

At the date of this report the Directors, and their related parties, had no interests in any options of Novogen Limited

KEY FINANCIAL DATA

	2010	2009	Percentage change
	$'000	$'000

Revenue from continuing operations	9,908	11,147	(11.1%)
Loss from ordinary activities after tax attributable to members	(12,345)	(18,928)	(34.8%)
Loss for the period attributable to members	(12,345)	(18,928)	(34.8%)
Net tangible assets per share (dollars)	0.13	0.28

Earnings per share
	2010	2009
	Cents	Cents
Basic and diluted earnings/(loss) per share	(12.1)	(18.6)

Dividends paid or recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year.

DIRECTORS’ REPORT

Corporate Information

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited shares are publicly traded on the Australian Stock Exchange (ASX). The trading symbol on the ASX is “NRT”.

Novogen Limited’s ordinary shares trade in the US in the form of ADRs on the NASDAQ Global Market. Each ADR represents five ordinary Novogen shares. The trading symbol on NASDAQ is “NVGN”.

Nature of operations and principle activities

The principle activities of the entities within the Group during the year were:

•	pharmaceutical research and development; and
•	marketing of consumer healthcare products.

Employees

The Group employed 37 people as at 30 June, 2010 (2009: 48 people).

DIRECTORS’ REPORT

OPERATING AND FINANCIAL REVIEW

Operating results for the year

Cash resources

At 30 June, 2010 the Group had total funds of $15.1 million compared to $33.3 million at 30 June, 2009. Cash was used to fund the Group’s operations including the OVATURE clinical trial program for the anti-cancer drug phenoxodiol being undertaken by Novogen’s US subsidiary Marshall Edwards, Inc. (“MEI”), and in connection with the termination of employment of the Company’s CEO in December 2009 and additional redundancy costs associated with the management restructure in June 2010, which will result in future cash savings.

Revenue

The Group earned gross revenues for the year ended 30 June, 2010 of $9.9 million versus $11.1 million in the previous corresponding period, a reduction of $1.2 million.

Consumer product sales

Sales of consumer health care products for the year ended 30 June, 2010 were $8.0 million, a decrease of $0.3 million from $8.3 million for the twelve months ended 30 June, 2009. The decrease was related to a number of factors including discontinuing sales of the Aliten weight loss product in Australia and decreased consumer demand in the UK associated with the economic downturn. Sales were negatively effected by exchange rate movements as a result of a strengthening of the AUD compared to both the GBP and CAD. These decreases were partially offset by increased export sales from Australia to overseas distributor partners.

Other revenue for the year ended 30 June, 2010 was $1.9 million, a decrease of $0.9 million from $2.8 million for the twelve months ended 30 June, 2009. The decrease in other revenue was mainly due to the lower interest receipts on lower cash balances, combined with unfavourable exchange rate impacts on royalty receipts.

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to non-controlling interests of $2.9 million, reduced by $6.6 million or 35% to $12.3 million from a loss of $18.9 million for the previous year.

The net loss from continuing operations after income tax for the consolidated Group for the year ended 30 June, 2010 reduced by $8.6 million to $15.2 million from $23.8 million for the previous year. The reduction in the Group’s net loss for the year ended 30 June, 2010 was primarily due to costs savings related to the termination of the Phase III Ovature clinical trial, combined with reduced marketing expenses associated with discontinuing sales of Aliten. Other savings in administrative expenses were offset by the termination payments made to the Company’s CEO in December 2009 and redundancy payments for a number of other senior management staff as part of the Company restructure which took place in June, 2010. This restructure is part of the continuing strategy to focus the Group’s resources towards oncology drug research and development.

DIRECTORS’ REPORT

Clinical development

Anti-Cancer

Phenoxodiol

Phenoxodiol was being developed by the Company’s subsidiary MEI as a chemosensitising agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers. Phenoxodiol is an investigational novel-acting drug that inhibits key pro-survival signalling pathways operating within cancer cells causing selective cancer cell death and increased susceptibility to drugs like platinum and taxane, to which most ovarian cancer patients become resistant in late stage disease.

OVATURE Phase III Clinical Trial

The OVATURE Phase III clinical trial was a major multi-centre international Phase III clinical trial of orally-administered phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs. This trial was designed to determine the safety and effectiveness of phenoxodiol when used in combination with carboplatin. Originally, the OVATURE Phase III clinical trial was approved by the FDA under a Special Protocol Assessment (“SPA”) program indicating that the study design, clinical endpoints and statistical analysis are acceptable to the FDA. The protocol provided for an interim analysis of the data, which, if statistically significant, could be used to support a request for accelerated marketing approval. Under the SPA, an analysis of the interim results was possible after the targeted patient recruitment was completed and 95 patients had disease progression.

In April, 2009, MEI announced the decision to terminate enrolment into the OVATURE Phase III clinical trial and its intention to undertake an un-blinded analysis of the available data from the trial.

MEI decided to terminate new enrolment into the OVATURE Phase III trial and assess the available patient data, in part, because the global financial downturn made it unlikely that MEI would be able to raise the necessary capital through debt or equity issuances in the near future to fund the trial to completion as originally planned.  Additionally, changes in the standard of care over the period that the OVATURE trial had been in operation had resulted in fewer women meeting the inclusion criteria of the OVATURE protocol, which slowed patient recruitment rates.

On 1 June, 2010, MEI announced that a final analysis of the Phase III OVATURE trial of orally administered phenoxodiol in women with recurrent ovarian cancer determined that the trial did not show a statistically significant improvement in its primary (progression-free survival) or secondary (overall survival) endpoints.

The termination of patient enrollment into the OVATURE study and unblinded analysis of the available data from the trial have been discussed with the FDA.

Prostate Phase II Clinical Trial

MEI conducted a Phase II prostate cancer clinical trial using phenoxodiol as first line treatment in men with early stage disease (16 patients with androgen dependent disease but rising Prostate Specific Antigen (“PSA”) compared to patients with late stage hormone refractory disease (12 patients with chemotherapy naïve androgen independent disease) at Yale Cancer Center and the West Haven Veterans Administration Hospital Connecticut in the US. Both of these patient groups represent areas of unmet medical need in this common cancer.

DIRECTORS’ REPORT

The results of this study, which were presented by Dr. Kevin Kelly of Yale University at the American Society of Clinical Oncology meetings in June 2010, indicated that approximately one-third of the patients experienced disease stabilization as measured by PSA levels. In this small study it appeared that during treatment, interferon-gamma (IFN-γ) increased from baseline levels in patients with PSA partial response or stable disease, while monocyte chemotactic protein-1 (MCP-1) levels increased from baseline levels in patients with PSA progressive disease.

Triphendiol

Triphendiol is a synthetic investigational anti-cancer compound based on an isoflavan ring structure and is being developed by MEI. Similar to phenoxodiol, triphendiol is an inhibitor of signal transduction in cells. Preliminary laboratory screening studies have identified triphendiol as a candidate for product development showing a favorable laboratory toxicity profile against normal cells and broad activity against cancer cells. In March 2008, MEI announced that laboratory data to be presented at the annual meeting of the American Association for Cancer Research suggested that triphendiol may aid in the treatment of pancreatic cancer. These data indicated that in laboratory testing in vitro and in animals bearing human pancreatic and bile duct tumors, the activity of triphendiol against these cancers was demonstrated. Triphendiol has completed two Phase I human trials in Australia which have demonstrated an acceptable safety profile and acceptable pharmacokinetic profile, i.e. the characteristics of a drug that determine its absorption, distribution and elimination in the body, when administered orally.

Triphendiol has been granted Orphan Drug status by the FDA for the treatment of pancreatic cancer and for the treatment of cholangiocarcinoma, or bile duct cancer, as well as for the treatment of Stage IIB through Stage IV malignant melanoma.

An Orphan Drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the U.S. A grant of Orphan Drug status provides seven years of market exclusivity for the orphan indication after approval by the FDA, as well as study design assistance and eligibility for grant funding from the FDA during its development. Triphendiol is in the early stages of clinical development and significant clinical testing will be required to prove safety and efficacy before marketing applications may be filed with the FDA.

In January 2009, MEI announced that triphendiol had been granted an Investigational New Drug (IND) status by the FDA to undertake clinical studies with orally administered triphendiol as a chemotherapy sensitizing agent in combination with gemcitabine in patients with unresectable locally advanced or metastatic pancreatic and bile duct cancers. Based on the results of the OVATRUE study with orally administered phenoxodiol, MEI is currently developing plans to amend the triphendiol IND to administer triphendiol intravenously.

NV-128

In August, 2009 the Company entered into a licence agreement with Marshall Edwards Pty Limited (“MEPL”) granting an exclusive world-wide, non-transferable licence, under the Novogen patent rights, to conduct clinical trials and commercialise and distribute all forms of administering NV-128, except topical applications. The agreement covers uses of NV-128 in the field of prevention, treatment or cure of cancer in humans. NV-128 is currently in pre-clinical development stage.

In consideration of the licence granted MEPL paid Novogen a licence fee of US$1,500,000 on 7 August, 2009.

DIRECTORS’ REPORT

NV-128 is an investigational cancer compound which has been shown in pre-clinical laboratory studies to promote cancer cell death by targeting the specific protein regulatory pathway (i.e., AKT-mTOR pathway) in ovarian cancer cells that have become resistant to many drugs used to kill cancer cells. Structurally, NV-128 is an analog of phenoxodiol and triphendiol, but in contrast to phenoxodiol, NV-128 uses different molecular mechanisms to promote the death of cancer cells.

In September 2009, MEI released data demonstrating that the efficacy of NV-128 in animal xenograft models is achieved without apparent toxicity. NV-128 is a novel flavonoid small molecule inhibitor, capable of inhibiting both mTORC1 and mTORC2 protein regulatory pathways which are central to the aberrant proliferative capacity of both mature cancer cells and cancer stem cells. The laboratory data demonstrated that NV-128 has greater safety than some other mTOR inhibitors in mice bearing human ovarian cancer xenografts. Additional data released reported that NV-128 was judged to be without cardiac toxicity in laboratory studies.

GLYC-101

GLYC-101 is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

Glycotex activity has been focused on seeking new funds to enable it to complete and extend the existing clinical development program. The climate for raising new funds has continued to be difficult but constructive discussions have progressed with a number of large global companies operating in wound care and related fields and some new private investors have been identified who would be willing to participate in a raising as soon as market conditions improve. In the meantime costs are being contained to the absolute minimum.

Corporate developments

On 1 December, 2009, Novogen advised that Mr Christopher Naughton ceased his employment as CEO and Managing Director of Novogen and CEO and President of MEI. Novogen’s CFO Mr David Seaton was appointed acting CEO of the Group and he acted in that capacity until Dr Daniel P Gold was appointed President and Chief Executive Officer of Marshall Edwards on 23 April, 2010. In June 2010 MEI announced the appointment of Mr Thomas Zech as its new Chief Financial Officer. These appointments are part of the Group’s strategic decision to focus on oncology development and relocate the MEI office and management to the US.

Following the appointments of Dr Gold and Mr Zech, Novogen has restructured its Australian management team to reduce the amount of duplication in key roles and to reduce costs. In June 2010 Novogen appointed Mr Mark Hinze as CFO and Operations Manager. Also in June 2010, Mr David Seaton who was previously CFO of Novogen and CFO and Company Secretary of Marshall Edwards, Inc., and more recently Acting CEO, left the Company. Mr David Seaton’s services will be available to the Company on a consulting basis. Also, due to the high priority of current and future clinical programs, now being managed from the US, Novogen’s Group Director of Research Professor Alan Husband left the Group at the beginning of July, 2010.

These decisions have been necessary to ensure that the Groups operating costs going into 2010/2011 will be significantly reduced and at a Novogen level can be largely met by income derived from the Consumer Business, the service fees from MEI and existing royalty income. This strategy will ensure existing cash reserves are devoted to developing the significant potential that the oncology program still offers.

DIRECTORS’ REPORT

In the Consumer Business, marketing and cost reduction strategies have improved the contribution to the Group with positive signs that this contribution will continue to grow in the year ahead.

In Marshall Edwards, the review of the oncology business post OVATURE is well underway. This review will cover all existing compounds available to MEI with particular focus on triphendiol, NV-143 and NV-128. MEI will carry out work to confirm the optimum disease targets, the best dosage form, the best trial design and other scientific and commercial considerations necessary to commence a new clinical program with the best and earliest opportunity for success.

In September 2009, MEI received a letter from The Nasdaq Stock Market (“Nasdaq”) notifying MEI that for the previous 30 consecutive business days the bid price of its common stock closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). According to Nasdaq's letter, MEI would be afforded a grace period of 180 calendar days, or until 15 March, 2010, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). In order to regain compliance, shares of MEI’s common stock must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. On 16 March, 2010, MEI received notice from The Nasdaq Stock Market that it had not regained compliance and that MEI would be suspended from The Nasdaq Global Market on 25 March, 2010, unless it requested a hearing. On 23 March, 2010 MEI requested a hearing before the Nasdaq Hearings Panel. On 29 March, 2010, MEI stockholders approved an amendment to the MEI's Restated Certificate of Incorporation to effect a reverse stock split of the MEI's common stock at a 1-for-10 reverse split ratio. The reverse stock split of MEI’s outstanding common stock was effected on 31 March, 2010 on a 1-for-10 split adjusted basis. Following the reverse stock split, the closing bid price of MEI’s common stock closed above the US$1.00 minimum requirement for ten consecutive trading days. MEI has now received notification from The Nasdaq Stock Market that it has regained compliance with the US$1.00 minimum closing bid price in accordance with the Nasdaq Listing Rule 5450(a)(1). The Nasdaq Hearings Listing Qualifications Panel determined to continue the listing of MEI securities on the Nasdaq Stock Market and, therefore, the hearing before the Hearings Listing Qualifications Panel was cancelled. For the purpose of this report we have adjusted all share data presented retrospectively to incorporate the 1-for-10 reverse stock split.

On 18 May, 2010 MEI received a notice from Nasdaq indicating that MEI failed to comply with the minimum stockholders’ equity requirement set forth in Nasdaq Listing Rule 5450(b)(1)(A) for continued listing of its common stock on the Nasdaq Global Market because stockholders’ equity as of 31 March, 2010 as set forth in MEI’s quarterly report on Form 10-Q for the period ended 31 March, 2010 of US$9.16 million was below the US$10 million minimum stockholders’ equity requirement. The notice also stated that MEI would be provided 45 calendar days, or until 2 July, 2010, to submit a plan to regain compliance.

MEI responded to Nasdaq on 2 July, 2010. The response included plans to satisfy the listing requirements with respect to the maintaining a minimum US$10 million Shareholders’ equity value. MEI stated its intention to pursue a capital raising transaction within the time provided by Nasdaq rules if market conditions permit, to further fund development of its product candidates 1) triphendiol or its primary active metabolite NV-143, a potentially more potent, second generation analog of phenoxodiol; and 2) NV-128. In the alternative, MEI intends to apply to transfer the listing of its common stock from the Nasdaq Global Market to the Nasdaq Capital Market. MEI believes it currently would be in compliance with the minimum stockholders’ equity requirement and all other criteria that would be applicable for listing on the Nasdaq Capital Market.

On 5 August, 2010, MEI received a letter from Nasdaq indicating that, based on the plan it submitted, Nasdaq has determined to grant it an extension, through 15 November, 2010, to regain compliance with the Rule by establishing stockholders’ equity of at least US$10,000,000.

DIRECTORS’ REPORT

Intellectual property development

The areas with expanding patent cover include novel dimeric and novel aminated isoflavones, isoflavone formulations and various uses, combined isoflavone/chemotherapy and isoflavone/ radiotherapy treatments and glucan preparation and uses.

During the year 24 patents were granted.

Significant changes in the state of affairs

During the financial year there were no significant changes in the state of affairs of the Group other than referred to in the Directors’ Report, the financial statements or the notes thereto.

Significant events after the end of the reporting period

Novogen Limited received a letter from The Nasdaq Stock Market on 19 July, 2010 notifying it that for the last 30 consecutive business days the bid price of the Company’s common stock closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). According to Nasdaq’s letter, the Company will be afforded a grace period of 180 calendar days, or until 18 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A).  In order to regain compliance, shares of the Company’s common stock must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. The Company intends to actively monitor the bid price of its common stock between now and 18 January, 2011. This notification from The Nasdaq Stock Market has no bearing on the Australian Stock Exchange listing.

On 14 July, 2010, MEI received notice from Nasdaq stating that for the last 30 consecutive business days, the Market Value of Publicly Held Shares closed below the minimum US$5 million required for continued listing on the Nasdaq Global Market under Nasdaq Rule 5450(b)(1)(C). Market Value of Publicly Held Shares is calculated by multiplying the publicly held shares, which is total shares outstanding less any shares held by officers, directors, or beneficial owners of 10% or more, by the consolidated closing bid price. Novogen Limited currently owns 71.3% of the outstanding common stock of MEI. Therefore, the value of Novogen Limited’s shares is excluded from the Market Value of Publicly Held Shares of MEI. According to Nasdaq's letter, MEI would be afforded a grace period of 180 calendar days, or until 10 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). MEI intend to actively monitor the Market Value of Publicly Held Shares between now and 10 January, 2011.

On 10 August, 2010 MEI announced the appointment of Christine A. White, M.D. to its board of directors. Dr. White replaces Professor Paul J. Nestel, who has served as a director since April 2001.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

DIRECTORS’ REPORT

Likely developments and expected results of operations

The Directors foresee that during the 2010/2011 year the development of Marshall Edwards as an independent US company will be a primary focus. MEI will be charged with bringing commercial success to the most promising opportunities offered from the Groups isoflavone intellectual property. MEI will continue to strengthen its board and management by adding personnel able to bolster its clinical, preclinical and business development expertise.

A review of the existing company structure will attempt to find, among other things, a cost effective way to remove the impediments to Marshall Edwards' ability to raise the funds necessary to exploit the Group's intellectual property.

A review of the future role of all the Group's activities (drug development, oncology drug program, consumer business and wound healing) will also be progressed, again with the overriding objective to identifying the best areas to invest our cash and how to position the Group to be in the very best position to raise new funds during the 2010/2011 year and to increase shareholder value.

Environmental regulation and performance

The Group held licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Group’s pilot manufacturing operations in North Ryde. These licences were no longer required, due to the low waste levels currently being generated, and were surrendered in July, 2010.

There have been no significant known breaches of the Group’s licence conditions.

Share options

As at the date of this report there were 1,729,284 unissued Novogen ordinary shares under options (2,370,340 at the end of the reporting period), 546,856 unissued Marshall Edwards, Inc. ordinary shares under options or warrants (828,381 at the end of the reporting period) and 125,573 unissued Glycotex, Inc. ordinary shares under options (125,573 at the end of the reporting period). Refer to Note 13 of the Financial Statements for further details of the options outstanding.

The terms and conditions of each grant of options that were in existence during the financial year are as follows:

Novogen Limited
Grant date	Date fully vested and exercisable	Expiry date	Fair value per option at grant date $	Exercise price $	No. ordinary shares under options at balance date
16/03/2005	16/03/2009	16/03/2010	2.96	4.90	-
21/04/2006	21/04/2010	21/04/2011	2.10	3.64	164,416
30/03/2007	30/03/2011	30/03/2012	1.40	2.41	214,868
26/10/2007	26/10/2011	26/10/2012	0.66	2.41	50,472
1/03/2008	1/03/2012	1/03/2013	0.60	1.06	553,012
31/10/2008	1/03/2012	1/03/2013	0.51	1.06	126,928
6/03/2009	6/03/2013	6/03/2014	0.31	0.5256	1,260,644

DIRECTORS’ REPORT

Marshall Edwards, Inc.
Grant date	Date fully vested and exercisable	Expiry date	Fair value per option at grant date US$*	Exercise price US$*	No. ordinary shares under options at balance date*
11/07/2006	11/01/2007	11/07/2010	20.00	43.50	281,525
6/08/2007	6/02/2008	6/08/2012	16.70	36.00	218,559
6/08/2007	6/08/2007	6/08/2012	17.80	30.00	24,836
30/07/2008	30/07/2008	30/07/2013	14.10	21.70	4,608
28/01/2009	28/01/2009	28/01/2014	5.00	6.30	5,000
23/04/2010	1/04/2014	23/04/2015	4.38	5.05	110,195
7/06/2010	1/06/2014	7/06/2015	1.63	1.86	110,195
18/06/2010	1/06/2014	18/06/2015	1.33	1.52	73,463

* The number of options have been adjusted to reflect the reverse share split which occurred in March 2010. See Note 12 for more details.

Glycotex, Inc.
Grant date	Date fully vested and exercisable	Expiry date	Fair value per option at grant date US$	Exercise price US$	No. ordinary shares under options at balance date
29/05/2009	29/05/2011	29/05/2014	7.13	15.13	125,573

Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any other related body corporate.

Shares issued as a result of the exercise of options

During the year, no options were exercised by employees or consultants to acquire ordinary shares in Novogen Limited or its subsidiaries.

Since the end of the financial year, no options have been exercised.

Indemnification and insurance of Directors and Officers

The Group has not, during or since the financial year, in respect of any person who is or has been a Director or Officer of the Company or related body corporate:

a)	indemnified or made any relevant agreement for indemnifying against a liability incurred as a Director or Officer, including costs and expenses in successfully defending legal proceedings; or

b)
paid or agreed to pay a premium in respect of a contract insuring against liability incurred as a Director or Officer for the costs or expenses to defend legal proceedings, with the exception of the following matter:

The Group has paid premiums to insure each Director and Officer against the liabilities for costs and expenses incurred by them in defending legal proceedings arising out of their conduct involving a breach of duty in relation to the Company.

DIRECTORS’ REPORT

Directors' meetings

During the financial year ended 30 June, 2010, the number of meetings held and attended by each Director were:

	Directors' meetings	Meetings of Committees
		Audit	Remuneration
Number of meetings held:	16	3	3

Number of meetings attended:
PA Johnston	16	3	3
C Naughton	3	-	-
AJ Husband	16	-	-
PJ Nestel AO	15	3	3
WD Rueckert	16	-	1
GM Leppinus	15	3	2

All Directors were eligible to attend all meetings except for C Naughton who was eligible to attend five meetings. WD Rueckert was appointed to both the Audit Committee and the Remuneration Committee on 1 April, 2010 and attended all of these respective committee meetings since his appointment.

Committee membership

At the date of this report, the Company had an Audit Committee and a Remuneration Committee of the Board of Directors.

Directors acting as members on the committees during the year were:

Audit                                                                      Remuneration
GM Leppinus (Chairman)                                        PA Johnston (Chairman)
PA Johnston                                                           GM Leppinus
PJ Nestel AO                                                          PJ Nestel AO
WD Rueckert – appointed 1 April, 2010                  WD Rueckert – appointed 1 April, 2010

Rounding

The amounts contained in this Report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.

DIRECTORS’ REPORT

REMUNERATION REPORT – AUDITED

This report outlines the remuneration arrangements in place for Directors and executives of Novogen Limited.  The information provided in this remuneration report has been audited as required by section 308(3c) of the Corporations Act 2001.

A.	Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration is assessed for Directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of remuneration is assessed by reference to employment market conditions. The financial and non-financial objectives of the Company are also considered when assessing the remuneration of Directors and other key management personnel, however, Directors and other key management personnel’s annual remuneration has no variable performance bonus elements that are directly linked to Company financial performance with the exception of the CEO of Glycotex, Inc. Refer to section C “Employment Agreements” for details of performance bonus.

The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the key management personnel.

Director’s fees

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by General Meeting. The last determination for Novogen Limited was at the Annual General Meeting held on 28 October, 2005 when the shareholders approved an aggregate remuneration of $560,000. The total Non-executive Director remuneration of Novogen Limited for the year ended 30 June, 2010 utilised $212,000, (2009: $260,000) of this authorised amount.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed periodically.

Non-executive Director remuneration

Fees to Non-executive Directors reflect the demands which are made on, and the responsibilities of the Directors. Non-executive Directors’ fees are reviewed periodically by the Board. In conducting these reviews the Board considers independent remuneration surveys to ensure Non-executive Directors’ fees are appropriate and in line with the market.

Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board committee on which a Director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by Non-executive Directors who serve on one or more committees.

Due to the impact of the global financial crisis and the need for the Company to conserve cash, the Company’s Non-executive Directors voluntarily reduced Director’s fees by 20% with effect from 1 February, 2009, this reduction was maintained for the year ended 30 June, 2010.

Executive Directors and other key management personnel remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the key management personnel. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of such Officers on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non-financial benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

DIRECTORS’ REPORT

Due to the impact of the global financial crisis and the need for the Company to conserve cash, effective from 1 February, 2009, the Company’s Executive Directors and key management personnel entered into an agreement to voluntarily reduce their working hours effecting a corresponding reduction of 20% in paid remuneration. This voluntary reduction ceased on 1 February, 2010, coinciding with the new employment agreements being signed with the Company’s seven most senior executives. The new agreements bring all the Company executives termination payments into full compliance with the recent amendments to the Corporations Act 2001 (Cth) and with the ASX Listing Rules.

Company result and movement in share price

The following table sets out summary information about the Group’s loss and movements in share price for the five years to June, 2010.

	30 June, 2010	30 June, 2009	30 June, 2008	30 June, 2007	30 June, 2006
	$'000	$'000	$'000	$'000	$'000

Revenue	9,908	11,147	13,283	17,295	17,445
Net Loss	(15,246)	(23,787)	(24,777)	(24,296)	(17,913)

	30 June, 2010	30 June, 2009	30 June, 2008	30 June, 2007	30 June, 2006
	$	$	$	$	$

Share price at start of year	0.58	1.21	2.02	2.50	4.70
Share price at end of year	0.17	0.52	1.16	1.98	2.38

Basic and diluted earnings/(loss) per share (cents)	(12.1)	(18.6)	(20.8)	(20.5)	(16.7)

B.	Details of remuneration

Details of the remuneration of the Directors of Novogen Limited and other key management personnel and Group executives of the Novogen Group are set out in the following tables. Unless otherwise stated all Directors, other key management personnel and Group executives were in office for the whole of the financial year ending 30 June, 2010.

The key management personnel of the Group are:

Directors
•	PA Johnston Chairman (Non-executive)
•	C Naughton CEO – employment ceased 1 December, 2009
•	AJ Husband Executive Director – employment ceased 1 July, 2010
•	GM Leppinus Director (Non-executive)
•	PJ Nestel AO Director (Non-executive)
•	PB Simpson Director (Non-executive) – retired 28 July, 2009
•	WD Rueckert Director (Non-executive)

DIRECTORS’ REPORT

Other key management personnel

•	DR Seaton – Chief Financial Officer – employment ceased 18 June, 2010.
•	WJ Lancaster – VP Commercial and Corporate Development (US) – Employment ceased 30 June, 2010.
•	BM Palmer – Operations General Manager – employment ceased 31 July, 2010
•	CD Kearney – General Manager Consumer Business
•	RL Erratt – Company Secretary
•	DP Gold – President and CEO - Marshall Edwards, Inc. – appointed 23 April, 2010
•	TM Zech – CFO - Marshall Edwards, Inc. – appointed 18 June, 2010
•	MG Hinze – CFO – appointed 18 June, 2010

In addition, the following person is disclosed under the Corporations Act 2001 as he is among the 5 highest remunerated Group executives.

•	R Koenig – CEO Glycotex, Inc. (US)

There are no executives of Novogen Limited as all executives are employed by other Group companies.

Remuneration of key management personnel and other Group executives
(includes movements in executive leave provisions for untaken annual and long service leave)
	Short term benefits			Post employment	Long term benefits	Termination payments	Share based payments		Total
2010	Salary & fees	Cash bonus	Non-monetary benefits	Superan- nuation	Long Service Leave		Options
	$	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
PA Johnston (i)	118,625	-	-	50,000	-	-	-	-	168,625
GM Leppinus	44,036	-	-	3,964	-	-	-	-	48,000
PJ Nestel AO (ii)	82,400	-	-	-	-	-	-	-	82,400
WD Rueckert (iii)	98,225	-	-	-	-	-	-	-	98,225

Executive Directors
C Naughton (iv)	273,006	-	12,920	50,000	14,504	1,544,390	(45,139)	-2.4%	1,849,681
AJ Husband	311,288	-	50,420	50,000	7,003	-	28,079	6.3%	446,790

Executives
DR Seaton (v)	388,345	-	44,150	50,000	13,235	447,635	(5,156)	-0.5%	938,209
WJ Lancaster**	152,466	-	22,278	-	-	209,341	(2,065)	-0.5%	382,020
BM Palmer	167,591	-	29,259	14,649	2,032	-	31,522	12.9%	245,053
CD Kearney	190,277	-	16,563	16,680	3,819	-	32,446	12.5%	259,785
RL Erratt	156,970	-	30,708	50,000	3,489	-	29,732	11.0%	270,899
DP Gold (vi)**	100,067	-	3,844	-	-	-	69,902	40.2%	173,813
TM Zech (vi)**	10,569	-	-	-	-	-	2,172	17.0%	12,741
MG Hinze (vi)	5,375	-	755	415	75	-	601	8.3%	7,221

Other Group executives
R Koenig**	323,195	-	27,873	8,918	-	-	429,618	54.4%	789,604
	2,422,435	-	238,770	294,625	44,157	2,201,366	571,712	9.9%	5,773,065

(i) Remuneration includes Marshall Edwards and Glycotex Director’s fees of $92,625. *
(ii) Remuneration includes Marshall Edwards Director’s fees of $36,000.
(iii) Remuneration includes Glycotex Director’s fees of $56,625. *
(iv) Remuneration includes Marshall Edwards and Glycotex Director’s fees of $29,593. *
(v) Remuneration includes Glycotex Director’s fees of $51,906. *
(vi) Remuneration and benefits covered period of appointment which were part of the financial year.
* Glycotex Director’s fees have been earned but not paid as at the date of this report.  The amounts owed from Glycotex are not expected to be received in cash but are expected to be settled in equity.
** US based employee

DIRECTORS’ REPORT

	Short term benefits			Post employment	Long term benefits	Share based payments		Total
2009	Salary & fees	Cash bonus	Non-monetary benefits	Superan- nuation	Long Service Leave	Options
	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
PA Johnston (i)	105,319	-	-	90,458	-	-	-	195,777
GM Leppinus	50,457	-	-	4,543	-	-	-	55,000
PJ Nestel AO (ii)	94,791	-	-	-	-	-	-	94,791
WD Rueckert (i)	111,294	-	-	-	-	-	-	111,294
PB Simpson	48,774	-	-	4,392	-	-	-	53,166

Executive Directors
C Naughton (iii)	709,761	-	51,594	100,000	(55,755)	73,708	8.4%	879,308
AJ Husband	270,113	-	50,420	100,000	4,562	53,449	11.2%	478,544

Executives
DR Seaton (iii)	366,937	-	47,677	100,000	4,635	71,911	12.2%	591,160
WJ Lancaster **	234,068	-	23,127	-	-	32,350	11.2%	289,545
BM Palmer	179,720	-	39,500	15,540	(9,614)	39,074	14.8%	264,220
CD Kearney	194,898	-	21,532	17,357	2,746	40,277	14.6%	276,810
RL Erratt	72,633	-	32,416	100,000	1,198	37,152	15.3%	243,399

Other Group executives
R Koenig (iv) **	413,798	67,069	26,244	15,678	-	527,775	50.2%	1,050,564
	2,852,563	67,069	292,510	547,968	(52,228)	875,696	19.1%	4,583,578

(i) Remuneration includes Marshall Edwards and Glycotex Director’s fees of $108,694. *
(ii) Remuneration includes Marshall Edwards Director’s fees of $41,625.
(iii) Remuneration includes Glycotex Director’s fees of $67,069. *
(iv) Remuneration includes performance milestone bonus of US$50,000 or 6.4% of total remuneration.
* Glycotex Director’s fees for the quarters ended December 2008, March 2009 and June 2009 have been earned but not paid as at the date of this report.  The amounts owed from Glycotex are not expected to be received in cash but are expected to be settled in equity.
** US based employee

C.	Employment Agreements

Novogen Executive Directors and key management executives (standard contracts)

It is the Remuneration Committee policy that employment contracts are entered into with the Chief Executive Officer, the Research Director and each of the executives who are considered key management personnel. New contracts were entered into in March 2010. Under the terms of the agreement remuneration is reviewed annually and any increases may be made at the discretion of the Remuneration Committee. Key management executives are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non financial benefits.

The employment agreement continues until terminated by either party by giving six months notice in accordance with the terms of the contract or in the case of the Company by making a payment in lieu of six months notice to the employee. In the event of the Company terminating without cause, under the terms of the contract the amount payable on termination is a fixed dollar value for each key management personnel which at 30 June, 2010 is of an amount equal to 4.66 months remuneration, in addition to any amount payable in lieu of notice.

The Company may terminate the contracts at any time without cause if serious misconduct has occurred.

DIRECTORS’ REPORT

Glycotex, Inc. - Chief Executive Officer

The CEO of Glycotex, Inc. is employed under an employment agreement that commenced in December, 2005 and was subsequently amended in January, 2008. This employment contract has no expiry date. Effective 1 January, 2009 Dr Koenig is entitled to a base salary of US$315,000 per annum. The Glycotex, Inc. Compensation Committee granted Dr Koenig in December, 2008, a 100% vested cash bonus of US$50,000 after having achieved certain performance milestones including the achievement of an IND for GLYC-101 (enabling clinical trials to be conducted in the US) and commencing a Phase II clinical trial in burn wounds. In May, 2009, Dr Koenig was issued stock options under the terms of Glycotex, Inc’s 2007 Stock Option Plan amounting to 5% of the outstanding common stock of Glycotex, Inc.

In the event that Dr Koenig’s employment is terminated without cause or without good reason or Glycotex, Inc. undergoes a change in control, he will be entitled to certain severance and change in control benefits including:

(1)
in the event of his termination without cause or without good reason, Dr Koenig will be entitled to receive continued payment of his base salary and reimbursement of premiums he pays for continued health coverage under COBRA during the twelve month period following such termination;

(2)
in the event of his termination without cause or without good reason during the one year following a change in control, to the extent not vested, the stock option granted to Dr Koenig upon the initial public offering will become fully vested;

(3)
in the event that Glycotex undergoes a change in control, fifty percent of each of the four installments of Dr Koenig’s stock options issuable to him in connection with the offering will become fully vested. In addition, in the event that Dr Koenig’s employment is terminated without cause or good reason within the one year period following a change in control, to the extent not vested, the stock options granted to Dr Koenig upon the initial public offering will vest.

Upon the termination of Dr Koenig’s employment for cause or his resignation other than for good reason, Dr Koenig will be entitled only to any amounts earned and payable but not yet paid, and for reimbursement of business or relocation expenses properly incurred but not yet paid.

Effective from 1 January, 2010, Dr Koenig voluntarily agreed to reduction of 20% in paid remuneration. This agreement will remain in effect until terminated by the Dr Koenig.

Marshall Edwards Inc. – Chief Executive Officer and Chief Financial Officer Contracts

Marshall Edwards, Inc. has entered into employment contracts with its Chief Executive Officer and Chief Financial Officer. These contracts have no set term and detail the amount of remuneration and other benefits applicable on their initial appointment. These contracts do not fix the amount of remuneration increases from year to year.

The Chief Executive Officer of MEI commenced in April, 2010 and is employed under an employment agreement. The base salary under this agreement is US$400,000 per annum. An additional cash bonus up to a maximum of 40% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board.  Share options were also granted as part of the employment terms – details of these options is described further under Note 13. In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CEO can take place at any time by giving three months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

DIRECTORS’ REPORT

The Chief Financial Officer of MEI commenced in June, 2010 and is employed under an employment agreement. The base salary under this agreement is US$250,000 per annum. An additional cash bonus up to a maximum of 20% of the base salary per fiscal year may be payable upon attainment of milestone goals established by the Board.  Share options were also granted as part of the employment terms – details of these options is described further under Note 13. In the event that employment is terminated by MEI without cause, payment in lieu of notice equivalent to 12 months base salary is payable. Voluntary termination by the CFO can take place at any time by giving two months notice to MEI. In the event that employment is terminated for cause no severance pay or other benefits are payable by MEI.

D. Share Based Compensation

Employee share option plan

The Board has suspended the Novogen Limited Employee Share Option Plan. When business conditions improve the design and application of the plan, including future performance criteria, will be reviewed.

Remuneration options: granted and vested during the year

During the financial year no options were granted under the Novogen Limited Employee Share Option Plan.

The following table sets out options issued by MEI to Key Management Personnel, directly employed by MEI, during the year:

	Terms and conditions for each grant
	Granted number	Grant date	Value per option at grant date	Exercise price per share	First exercise date	Last exercise date
			(US$)	(US$)
DP Gold	110,195	23/04/2010	4.38	5.05	19/04/2011	22/04/2015
	110,195	7/06/2010	1.63	1.86	19/04/2011	6/06/2015
TM Zech	73,463	18/06/2010	1.33	1.52	18/06/2011	17/06/2015

Total	293,853

Of the options issued by MEI, 25% will vest one year from the effective date of the employees Employment Letter and, thereafter, the remaining 75% of options will vest in equal monthly installments over the following thirty-six (36) months. The options do not have any performance conditions. There were no options forfeited and all options granted are available for future years.

Shares issued on exercise of remuneration options

No key management personnel or executives exercised options during the year ended 30 June, 2010.

The value of options for key management personnel, granted during the year ended 30 June, 2010 was $857,000. The value of options for key management personnel, which lapsed during the year ended 30 June, 2010, was nil.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

End of Audited Remuneration Report.

DIRECTORS’ REPORT

AUDITOR’S INDEPENDENCE AND NON-AUDIT SERVICES

A copy of the Auditor’s independence declaration required under section 307C of the Corporations Act 2001 is set out on page 26.

Non-audit services

The following non-audit services were provided by the entities’ Auditor BDO Audit (NSW-VIC) Pty Ltd (“BDO”). The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service means that auditor independence was not compromised.

BDO received or are due to receive the following amounts for the provision of non-audit services during the year.

Tax compliance services $25,960.

Signed in accordance with a Resolution of the Board of Directors.

/s/ Philip Johnston

Philip Johnston
Chairman

Sydney, 25 August, 2010

DECLARATION OF INDEPENDENCE BY SIMON COULTON
TO THE DIRECTORS OF NOVOGEN LIMITED

As lead auditor of Novogen Limited for the year ended 30 June 2010, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

•	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

•	any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Novogen Limited and the entities it controlled during the period.

/s/ Simon Coulton
Simon Coulton
Director

BDO Audit (NSW-VIC) Pty Ltd
Dated in Sydney this 25th day of August 2010.

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Novogen Limited is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of Novogen Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. The principle features of Novogen’s corporate governance regime are set out in this corporate governance statement. The relevant codes, policies and charters that underpin the Company’s corporate governance practices are available on the Company’s website: www.novogen.com.

ASX Corporate Governance Council guidelines

The Company through the reporting period had corporate governance practices which are consistent in all material respects with the ASX Corporate Governance Council best practice recommendations except for the establishment of a Nomination Committee. The Board continues to review and update its corporate governance practices to ensure it meets the interests of shareholders. The Company believes that it achieves compliance in a manner appropriate for smaller listed entities.

Nomination Committee

Recommendation 2.4 requires listed entities to establish a Nomination Committee. The duties and responsibility typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended 30 June, 2010, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Board sub-committee.

Corporate Governance Principles

Principle 1. Lay solid foundations for management and oversight

The function of the Board of Directors is clearly defined in the Board charter and includes the responsibility for:

•	providing strategic direction for the Company and approving the annual budget;
•	monitoring financial performance against budget;
•	determining the capital structure of the Company including the allotment of new capital;
•	monitoring the performance of the Company’s risk management and internal controls; and
•	monitoring managerial performance and determining delegated responsibility.

Day-to-day management of the Company’s affairs and the implementation of the corporate strategy and policy initiatives are delegated by the Board to the Managing Director and senior executives.

Senior executive performance is evaluated by assessing the achievement of financial and non financial objectives. Formal performance evaluation of Senior Executives took place during the period and as a result of the impact of the global financial crisis and the need for the Company to conserve cash, effective from 1 February, 2009, the Company’s Executive Directors and key management personnel entered into an agreement to voluntarily reduce their working hours effecting a corresponding reduction of 20% in their paid remuneration. In February, 2010 the voluntary reduction ceased, coinciding with new Employment Agreement being signed by the Company’s seven senior executives.

Principle 2. Structure the Board to add value

The Board comprises four Non-executive independent Directors. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement. In the context of Director independence, “materiality” is considered from both the Company and individual Director perspective.

CORPORATE GOVERNANCE STATEMENT

The structure of the Board has changed with the resignation of both Executive Directors Christopher Naughton on 1 December, 2009 and Alan Husband on 30 June, 2010

In determining whether a Non-executive Director is independent the following factors are taken into account. They must not:
•	hold more than 5% of the Company’s outstanding shares;
•	have been employed as an executive within the last 3 years;
•	have been a Principal of a material professional advisor or consultant;
•	have a material contractual relationship with the Company;
•	have served on the Board for a period which could be perceived to interfere with their ability to act in the best interests of the Company; and
•	be engaged in any business interests which could be perceived to interfere with their ability to act in the best interests of the Company.

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position

PA Johnston	Non-executive Director and Chairman
GM Leppinus	Non-executive Director
PJ Nestel AO	Non-executive Director
WD Rueckert	Non-executive Director

The term in office held by each Director in office at 30 June, 2010 is as follows:

Name	Term in Office

PA Johnston	13 years
C Naughton	13 years – employment ceased 1 December, 2009
AJ Husband	4 years – resigned as a Director on 30 June, 2010
GM Leppinus	5 years
WD Rueckert	1 year
PJ Nestel AO	9 years

The skills, expertise and experience relevant to the position of Director held by each Director in office at the date of this annual report is included in the Directors’ Report commencing on page 4.

The Board has established two committees including the Remuneration Committee and the Audit Committee. The role of the Audit Committee is discussed under “Principle 4” of this report. The Remuneration Report commences on page 18.

Operation of the Board

During the year the Board met sixteen times and in addition, attended two scientific strategic update workshops.

The performance of the Group is monitored on a monthly basis. Monthly financial reports are presented and analysed for the Group and progress of the critical research and development programs are monitored and reviewed. The Board also reviews the Group’s progress against the objectives outlined in the strategic plan.

In addition the Directors analyse Board papers and reports submitted by management. Senior management regularly attend Board meetings to report on particular issues affecting the Company and the Board also engages in regular informal discussions with management.

CORPORATE GOVERNANCE STATEMENT

The performance of the Board is reviewed regularly by the Chairman. The performance of each Director is continually monitored by the Chairman and fellow Directors.

The performance of the Board is assessed against its effectiveness in ensuring the Company has appropriate strategies to achieve organisational success and that adequate monitoring of organisational and financial performance takes place to meet strategic goals and minimise or manage all forms of risk which may impinge on the Company’s overall performance.

The Chairman seeks ongoing feedback from individual Directors on any aspect of Board performance and, where appropriate, significant matters are tabled at a full Board meeting for further discussion and resolution.

The Chairman conducts an interview with individual Directors on an annual basis covering Board structure and adequacy of skills, meeting process and the performance of the Board both collectively and individually. Any significant issues are raised for further discussion, resolution and appropriate action.

An assessment carried out in accordance with this process was undertaken during the reporting period.

There are procedures in place, agreed by the Board, to assist Directors in the performance of their duties to the Company and shareholders, by seeking independent professional advice at the Company’s expense. Each Director has direct access to the Company Secretary and the Company Secretary has accountability to the Board on all governance matters.

Principle 3. Promote ethical and responsible decision making

Code of conduct

The Board has approved a Code of Conduct applicable for all Directors and employees. The Code requires that at all times Company personnel act with the utmost integrity, objectivity and in compliance with the letter and spirit of the law and Company policies.

Share trading policy

The Company has developed a policy for the trading in Company securities by Directors, senior staff and all other employees and it is detailed in the Company’s Code of Conduct. Trading is only permitted in designated trading windows in the 30 days following the release of the half yearly and annual financial results to the market and the 30 day period following that Annual General Meeting.

The Code of Conduct which includes the policy on share trading is available on the Company’s website.

Principle 4. Safeguard integrity in financial reporting

Audit Committee

The Board has an Audit Committee which comprises independent Non-executive Directors and operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

The Audit Committee is responsible for the selection and appointment of the external auditor.

CORPORATE GOVERNANCE STATEMENT

The Audit Committee reviews the performance of the external auditor on an annual basis and meets with it to discuss audit planning matters and statutory reporting requirements. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining auditor independence. The Audit Committee also meets periodically with the auditor without management being present.

The current external auditor, BDO Audit (NSW-VIC) Pty Ltd (“BDO”), attends the Annual General Meeting. BDO rotates its audit engagement partner for listed companies at least every five years.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. The Board is of the view that the skill and experience of its members are sufficient to enable the Committee to discharge its responsibilities within its charter. The members of the Audit Committee during the year were Geoffrey Leppinus (Chairman), Paul Nestel, Philip Johnston, Peter Simpson.(retired 28 July 2009) and Bill Ruekert (appointed 1 April, 2010)

Qualifications of Audit Committee members

Qualifications of the members of the Audit Committee are contained in the Directors’ Report commencing on page 4.

For details on the number of Audit Committee meetings held during the year and the attendees at those meetings refer to page 17 of the Directors’ Report.

Principle 5 and 6. Making timely and balanced disclosure and respect the rights of shareholders

Continuous disclosure

The Company has written policies and procedures on continuous information disclosure concerning the Group. This is information which a reasonable person would expect to have a material impact on the price of the Company’s securities.

Proposed announcements are generally reviewed and approved by the Board prior to release to the ASX and hence to the shareholders, media, analysts brokers and the public.

The disclosure policy is overseen and coordinated by the Company Secretary, who has responsibility for ensuring compliance with the continuous disclosure requirements of the Australian Securities Exchange (”ASX”) Listing Rules. Announcements are posted on the Company’s website after they have been released to the ASX. A summary of the Company’s policy on continuous disclosure is available on the Company’s website.

The Company aims to provide good quality clear communications to shareholders.

Shareholders can access the Company’s annual report and periodic newsletters on the Company’s website. The Company’s website includes presentations, transcripts of corporate presentations, links to analysts reports and Annual Meeting transcripts and is a key source of information for shareholders and prospective shareholders.

The Company views the Annual General Meeting of shareholders as an opportunity for shareholders to ask questions of the Board. The external auditor attends all Annual General Meetings and is also available to answer shareholder questions.

CORPORATE GOVERNANCE STATEMENT

Principle 7. Recognise and manage risk

The Board has established controls to safeguard the interests of the Group and to ensure Group policies are in place to minimise risk. These include policies that:

•	ensure Board approval of a strategic plan, which encompasses the Group’s vision, mission and strategy statements, designed to meet stakeholders needs and manage business risk;
•	ensure that capital expenditure above a set level is approved by the Board;
•	ensure business risks are appropriately managed through an insurance and risk management program;
•	ensure that safety, health, environmental standards and management systems are monitored and reviewed to achieve high standards of compliance and performance;
•	ensure that cash resources are invested in high quality, secure, financial institutions; and
•	ensure implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.

Responsibility for establishing and maintaining effective risk management strategies rests with senior management. The senior management group is also responsible for the risk management culture throughout the Company. The Board oversees the Company’s risk management systems which have been established by management for assessing and managing operational, financial reporting and compliance risks for the Group.

CFO Certification

The Chief Financial Officer has provided a written statement to the Board:

•
that the financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards; and

•	that the above statement is founded on a sound system of risk management and internal controls are operating efficiently and effectively in all material respects.

Environmental regulation and health and safety

The Board considers the management of occupational health and safety and environmental issues are vital for the success of the business. The Company has established an Occupational Health and Safety Committee to review and manage the work place safety and environment issues.

The Group holds licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Group’s pilot manufacturing operations in North Ryde.

There have been no significant known breaches of the Group’s licence conditions.

Principle 8. Remunerate fairly and responsibly

Remuneration Committee.

The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and other key management personnel.

The Remuneration Committee operates in accordance with its charter which is available on the Company’s website. The Remuneration Committee comprises independent Non-executive Directors and has responsibility for reviewing and setting the remuneration of the Executive Directors and key management personnel by reference to independent data, external professional advice and the requirement to retain high quality management.

Remuneration policies are established to attract and retain highly qualified Directors and senior management and scientists. The Remuneration Committee obtains independent advice on the appropriateness of remuneration levels.

CORPORATE GOVERNANCE STATEMENT

The members of the Remuneration Committee during the year were Philip Johnston (Chairman), Paul Nestel, Geoffrey Leppinus, Peter Simpson.(retired 28 July 2009) and Bill Ruekert (appointed 1 April, 2010).

During the year the impact of the global financial crisis continued which, together with the disappointing results from our OVATURE trial, delayed our ability to raise new funds into the Group. In response to this situation the remuneration committee resolved to continue the Director fee reduction of 20% made in February 2009. In addition, new contracts were negotiated with the Executive Directors and other key management which achieved a significant reduction in the companies’ future liabilities by those staff agreeing to a substantial reduction in termination benefits. The number of Senior Management, Executive and Non-executive Directors of Novogen was also reduced to further contain costs for the 2010/2011 year.

STATEMENT OF COMPREHENSIVE INCOME
for the year ended 30 June, 2010
	Notes		Consolidated
			2010	2009
			$'000	$'000
Continuing Operations
Revenue	2		9,908	11,147
Cost of sales			(2,216)	(2,523)

Gross profit			7,692	8,624

Other income	2		7	-

Research & development expenses			(8,093)	(18,788)
Selling & promotional expenses			(4,196)	(6,572)
Shipping and handling expenses			(236)	(341)
General and administrative expenses			(10,395)	(6,671)
Other expenses			-	(27)
Finance costs			(15)	(11)

Loss before income tax	2		(15,236)	(23,786)

Income tax expense	3		(10)	(1)

Loss after tax from continuing operations			(15,246)	(23,787)

Loss for the period			(15,246)	(23,787)

Other comprehensive income
Net exchange difference on translation of financial statements of foreign controlled entities			(1,079)	6,163

Other comprehensive income			(1,079)	6,163

Total comprehensive income			(16,325)	(17,624)

Loss attributable to:
Non-controlling interest			(2,901)	(4,859)
Novogen Limited	12	(c)	(12,345)	(18,928)
			(15,246)	(23,787)

Total comprehensive income attributable to:
Non-controlling interest			(3,212)	(3,121)
Novogen Limited			(13,113)	(14,503)
			(16,325)	(17,624)

Basic and diluted earnings/(loss) per share (cents)	4		(12.1)	(18.6)

The above Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION
as at 30 June, 2010
	Notes		Consolidated
			2010	2009
			$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	5		15,131	33,338
Trade and other receivables	6		1,984	2,252
Inventories	7		1,561	1,334
Other current assets	8		442	565
Total current assets			19,118	37,489

NON-CURRENT ASSETS
Property, plant and equipment	9		172	353
Total non-current assets			172	353

TOTAL ASSETS			19,290	37,842

CURRENT LIABILITIES
Trade and other payables	10		5,365	8,059
Provisions	11		597	774
Total current liabilities			5,962	8,833

NON-CURRENT LIABILITIES
Provisions	11		152	236
Total non-current liabilities			152	236

TOTAL LIABILITIES			6,114	9,069
NET ASSETS			13,176	28,773

EQUITY
Contributed equity	12	(a)	206,419	206,419
Reserves	12	(b)	(3,778)	(3,010)
Accumulated losses	12	(c)	(191,452)	(179,730)
Capital and reserves attributable to owners of Novogen Limited			11,189	23,679

Non-controlling interest	12	(d)	1,987	5,094

TOTAL EQUITY			13,176	28,773

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June, 2010

Consolidated	Contributed equity	Accumulated losses	Reserves	Total	Non- controlling interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July, 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637

Loss for the period	-	(18,928)	-	(18,928)	(4,859)	(23,787)
Exchange differences on translation of foreign operations	-	-	4,425	4,425	1,738	6,163
Total comprehensive income	-	(18,928)	4,425	(14,503)	(3,121)	(17,624)
Issue of share capital (4,531,633 shares)	5,527	-	-	5,527	-	5,527
Issue of share capital by subsidiary	4,033	-	-	4,033	-	4,033
less non-controlling interest	(3,047)	-	-	(3,047)	3,047	-
Share-based payments	-	1,060	-	1,060	140	1,200
Share of opening equity transferred to non-controlling interest due to issuance of shares by subsidiary	(526)	389	56	(81)	81	-
Total transactions with owners in their capacity as owners	5,987	1,449	56	7,492	3,268	10,760

At 30 June, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773

At 1 July, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773

Loss for the period	-	(12,345)	-	(12,345)	(2,901)	(15,246)
Exchange differences on translation of foreign operations	-	-	(768)	(768)	(311)	(1,079)
Total comprehensive income	-	(12,345)	(768)	(13,113)	(3,212)	(16,325)
Share-based payments	-	623	-	623	105	728
Total transactions with owners in their capacity as owners	-	623	-	623	105	728

At 30 June, 2010	206,419	(191,452)	(3,778)	11,189	1,987	13,176

The above Statement of Changes in Equity should be read in conjunction with the accompanying notes.

STATEMENT OF CASH FLOWS
for the year ended 30 June, 2010

	Notes	Consolidated
		2010	2009
		$'000	$'000

Cash flows from operating activities
Net loss before tax		(15,236)	(23,786)
Income tax paid		(10)	(1)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation		198	282
Net (gain)/loss on disposal of property, plant and equipment		(7)	29
Share-based payments		728	1,200

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables		252	527
(increase)/decrease in other receivables		16	190
(increase)/decrease in inventories		(227)	595
(increase)/decrease in prepayments		123	(23)
increase/(decrease) in trade and other payables		(2,694)	1,388
increase/(decrease) in provisions		(261)	(83)
exchange rate change on opening cash		512	(920)

Net cash flows used in operating activities		(16,606)	(20,602)

Cash flows from investing activities
Acquisition of property, plant and equipment		(22)	(94)
Proceeds from sale of plant and equipment		12	5

Net cash flows from/(used in) investing activities		(10)	(89)

Financing Activities
Proceeds from the issue of ordinary shares		-	5,527
Proceeds from the issue of shares by subsidiary		-	4,033
Withdrawal of/(investment in) short-term deposits		-	2,000

Net cash flows from/(used in) financing activities		-	11,560

Net (decrease)/increase in cash and cash equivalents		(16,616)	(9,131)
Cash and cash equivalents at beginning of period		32,338	34,386
Effect of exchange rates on cash holdings in foreign currencies		(1,591)	7,083

Cash and cash equivalents at end of period	5	14,131	32,338

The above Statement of Cash Flows should be read in conjunction with the accompanying notes

NOTES TO THE FINANCIAL STATEMENTS

The financial report of Novogen Limited for the year ended 30 June, 2010 was authorised for issue in accordance with a resolution of the Board of Directors on 25 August, 2010.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the financial report are:

Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards and other authoritative pronouncements of the AASB. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.

Separate financial statements for Novogen Limited as a separate legal entity are no longer presented as a consequence of a change to the Corporations Act 2001. However, limited information for Novogen Limited as an individual entity is included in Note 18.

Statement of compliance

The financial report complies with Australian Accounting Standards and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis of consolidation

The consolidated financial statements comprise the financial statements of Novogen Limited and its subsidiaries (the “Group”) as at 30 June each year.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Non-controlling interests represent the portion of profit or loss and net assets in Marshall Edwards, Inc. and Glycotex, Inc. not held by the Group and are presented separately in the Statement of Comprehensive Income and within equity in the consolidated Statement of Financial Position.

Significant accounting judgements, estimates and assumptions

(i) Significant accounting judgements
In the process of applying the Group’s accounting policies, management has made the following judgement, apart from those involving estimations.

Research and development expenses
The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Clinical trial expenses of $901,000 have been accrued at June 30, 2010. These estimates are based on the number of patients in each trial and the drug administration cycle.

At 30 June, 2009 approximately $1,456,000 was accrued in relation to claims received for clinical trial expenses in connection with the termination of enrolment into the OVATURE Phase III clinical trial. Following negotiations $ 974,000 was paid in final settlement of these claims.

(ii) Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 13.

Impairments
The Group assesses impairment at the end of each reporting period by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Clinical Trial Expenses
Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial results.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of goods
Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice. Net sales represent product shipped less actual and estimated future returns, and slotting fees, rebates and other trade discounts accounted for as reductions of revenue.

Estimates and allowances are based upon known claims and an estimate of additional returns. In order to calculate estimates, management regularly monitor historical patterns of returns from, and discounts to, individual customers.

NOTES TO THE FINANCIAL STATEMENTS

Interest
Interest revenue is recognised as interest accrues using the effective interest method. The effective interest method uses the effective interest rate which is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial asset.

Dividends
Dividend revenue is recognised when the right to receive the payment is established.

Government grants
Grant income is recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Grant income is recognised in the profit or loss over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Litigation Settlement
Revenue is recognised when the risks and rewards have been transferred, which is considered to occur on settlement.

Borrowing costs

Borrowing costs are recognised as an expense when incurred. Novogen Limited does not currently hold any qualifying assets but if it did, the borrowing costs directly associated with this asset would be capitalised (including any other costs directly attributable to the borrowing and temporary investment income earned on the borrowing).

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the profit or loss on a straight-line basis over the lease term. Lease incentives are recognised in the profit or loss as an integral part of the total lease expense.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Cash and cash equivalents

Cash and short term deposits in the Statement of Financial Position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE FINANCIAL STATEMENTS

For the purposes of the Statement of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts and secured cash.

Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Objective evidence of impairment includes: financial difficulties of debtors; default payments; or debts more than 120 days overdue. Bad debts are written off when identified.

Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred for finished goods and work-in-progress in bringing each product to its present location and condition are accounted for as cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs and assigned on a standard costing basis. Costs are assigned using a standard costing system on the basis of weighted average costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currency translation

Functional currency

Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars ($A) except for Marshall Edwards, Inc., Marshall Edwards Pty Limited and Glycotex, Inc., where the functional currency is US dollars.

Translation of foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange ruling as at the end of the reporting period.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Translation of financial reports of overseas operations

As at the end of the reporting period the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling as at the end of the reporting period and the income and expenses are translated at the weighted average exchange rates for the period.

NOTES TO THE FINANCIAL STATEMENTS

The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the profit or loss. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity (foreign currency translation reserve).

Taxes

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the end of the reporting period.

Deferred income tax is provided on all temporary differences as at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Unrecognised deferred income tax assets are reassessed at the end of each reporting period and recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the Statement of Comprehensive Income.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST receipt except:
•
when the GST incurred on a purchase of goods or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amounts of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Property, plant and equipment

Cost and valuation
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment over its expected useful life to the Group.

Major depreciation periods are:
Plant and equipment                                                                   2.5-10 years
Leasehold improvements                                                            the lease term

NOTES TO THE FINANCIAL STATEMENTS

Impairment of assets
At the end of each reporting period, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Capitalised development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

Trade and other payables

Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchases of these goods and services.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Employee benefits

Wages, salaries, annual leave
Liabilities for wages and salaries, including non-monetary benefits, are recognised in other payables in respect of employees’ services up to the end of the reporting period. Liabilities for annual leave are recognised in current provisions in respect of employees’ services up to the end of the reporting period. They are measured at the amounts expected to be paid when the liabilities are settled.

NOTES TO THE FINANCIAL STATEMENTS

Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Defined contribution plan
Defined superannuation contributions are recognised as an expense in the period they are incurred.

Share-based payment transactions

The Group provides benefits to employees of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) under the terms of the Employee Share Option Plan (ESOP).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 13.

In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each end of the reporting period until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The Statement of Comprehensive Income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when they are demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawing or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown as a deduction, net of tax, from the proceeds.

Subsidiary equity issues

Where a subsidiary makes a new issue of capital subscribed by non-controlling interests, the parent company may make a gain or loss due to dilution of non-controlling interests. These gains or losses are recognised in equity attributable to the parent company.

Earnings per share (EPS)

Basic earnings per share amounts are calculated by dividing net loss for the year attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year.

NOTES TO THE FINANCIAL STATEMENTS

Diluted earnings per share amounts are calculated by dividing the net loss attributable to owners of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Deferred offering costs

Where costs associated with a capital raising have been incurred at the end of the reporting period and it is probable that the capital raising will be successfully completed after the end of the reporting period, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

Financial instruments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June, 2010 reporting periods. The Group’s assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Process – (effective 1 January, 2010)

In May 2009, the AASB approved amendments to AASB 5 Non-current Assets Held for Sale and Discontinued Operations, AASB 101 Presentation of Financial Statements, AASB 107 Statement of Cash Flows and AASB 117 Leases.

The amendment to AASB 5, Non-current Assets Held for Sale, clarifies that disclosures required for non-current assets (or disposal groups) classified as held for sale or discontinued operations are limited to those required by AASB 5 unless: a) Disclosures are specifically required for these assets by other AASBs; or b) Assets and liabilities of a disposal group are not within the measurement requirements of AASB 5 and disclosures are required by other AASBs. There will be no impact as these requirements are only required to be applied prospectively to disclosures for non-current assets (or disposal groups) classified as held for sale or discontinued operations.

The amendment to AASB 101, Presentation of Financial Statements, clarifies that terms of a liability that could, at the option of the counterparty, result in the liability being settled by the issue of equity instruments, do not affect its classification. This means that unless the terms of such liabilities require a transfer of cash or other assets within 12 months, they do not necessarily have to be classified as current liabilities. Initial adoption of this amendment will have no impact as the Group does not have any current liabilities where the counterparty has the option to have the liabilities settled by the issue of equity instruments.

NOTES TO THE FINANCIAL STATEMENTS

The amendment to AASB 107, Statement of Cash Flows, clarifies that only expenditures that result in a recognised asset in the statement of financial position are eligible for classification as cash flows from investing activities. Initial adoption of this amendment will have no impact as the Group only recognises cash flows from investing activities for expenditures that result in a recognised asset in the statement of financial position.

The amendment to AASB 117, Leases, allows Land to be classified as a finance lease for very long leases where the significant risks and rewards are effectively transferred, despite there being no transfer of title. Initial adoption of this amendment will have no impact as the Group has no leases for land.

(ii) AASB 2009-8 Amendments to Australian Accounting Standards – Group Cash-settled Share-based Payment Transactions (effective from 1 January, 2010)

AASB 2009-8 clarifies the scope and accounting for Group cash-settled share-based payment transactions in the individual financial statements of an entity receiving the goods/services when that entity has no obligation to settle the share-based payment transaction. There will be no impact as there are no share-based payment transactions where the Group receives goods or services with no corresponding obligation to settle the share-based payment transaction.

(iii) AASB 9 Financial Instruments (effective from 1 January, 2013)

In September 2009 the AASB issued AASB 9, Financial Instruments, which amends the requirements for classification and measurement of financial assets. Due to the recent release of these amendments and that adoption is only mandatory for the 30 June 2014 year end, the Group has not yet made an assessment of the impact of these amendments.

(iv) AASB Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments (effective from 1 July, 2010)

In December 2009, the AASB issued AASB Interpretation 19, Extinguishing Financial Liabilities, with Equity Instruments which requires equity instruments issued to a creditor to extinguish all or part of a financial liability are ‘consideration paid’ to be recognised at the fair value of the equity instruments issued, unless their fair value cannot be measured reliably, in which case they are measured at the fair value of the debt extinguished. Any difference between the carrying amount of the financial liability extinguished and the ‘consideration paid’ is recognised in profit or loss. There will be no impact as the Group has not undertaken any debt for equity swaps.

(v) AASB 2010-3 Amendments to Australian Accounting Standards arising from the Annual Improvements Process (effective 1 July, 2010) and AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Process – (effective 1 January, 2011)

In June 2010, numerous necessary, but not urgent, changes to IFRSs were issued as a result of IASB’s 2009 annual improvements project. The changes that are relevant to the Group are disclosed below.

The amendment to AASB 3 Business Combinations (effective1 July 2010) limits the choice of measuring non-controlling interests (NCI) at either fair value or the NCI’s proportionate share of the acquiree’s net identifiable assets to NCI’s that are present ownership instruments that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation. Other components of NCI must be measured at acquisition date fair value, or as required by other Accounting Standards. There will be no impact on initial adoption as these requirements are only required to be applied prospectively.

NOTES TO THE FINANCIAL STATEMENTS

Amendments to AASB 7, Financial Instruments: Disclosures (effective1 January 2011) deletes various disclosures relating to credit risk, renegotiated loans and receivables and the fair value of collateral held. There will be no impact on initial adoption to amounts recognised in the financial statements as the amendments result in fewer disclosures only.

Amendments to AASB 101, Presentation of Financial Statements (effective1 January 2011), requires a detailed reconciliation of each item of other comprehensive income to be included in the statement of changes in equity or in the notes to the financial statements. There will be no impact on initial adoption of this amendment as a detailed reconciliation of each item of other comprehensive income has always been included in the statement of changes in equity and the notes to the accounts.

NOTES TO THE FINANCIAL STATEMENTS

Note 2.	(LOSS)/PROFIT BEFORE INCOME TAX

	Consolidated
	2010	2009
	$'000	$'000

Revenue and expenses from continuing operations

(a) Revenue
Sale of goods	7,983	8,333
	7,983	8,333

Bank interest	290	888
Royalties	1,633	1,923
Other	2	3
	1,925	2,814

Total revenue	9,908	11,147

(b) Other income

Net gains on disposal of plant and equipment	7	-
	7	-

	Consolidated
	2010	2009
	$'000	$'000
(c) Other expenses
Loss on disposal of plant and equipment	-	29
Inventory impairment provision	-	1,087
Impairment loss - financial assets
Trade receivables	-	23
	-	1,139

(d) Depreciation included in the statement of comprehensive income
Depreciation :
Included in administrative expenses	198	282

(e) Lease payments and other expenses included in the income statement
Included in administrative expenses:
Minimum lease payments - operating leases	476	775
Net foreign exchange differences	512	(920)

(f) Employee benefit expense
Wages and salaries	5,453	6,884
Workers' compensation costs	47	51
Defined contribution plan expense	573	1,139
Termination costs	3,017	-
Share-based payments expense	728	1,060

	9,818	9,134

NOTES TO THE FINANCIAL STATEMENTS

Note 3.	INCOME TAX

	Consolidated
	2010	2009
	$'000	$'000

A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group's applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(15,236)	(23,786)

At the Group's statutory income tax rate of 30% (2009: 30%)	(4,571)	(7,136)

Foreign tax rate differentials	(184)	(727)
Non deductible expenses	85	310
Deductible balancing adjustments	-	-
Research and development allowance	(604)	(1,403)
Sub-total	(5,274)	(8,956)
Tax losses and timing differences not recognised	5,284	8,957
Previously unrecognised tax losses used to reduce tax expense	-	-

Tax expense	10	1

Components of income tax expense/(benefit)
Current tax	(5,274)	(8,956)
Deferred tax	5,284	8,957
Income tax expense	10	1

Deferred income tax	Consolidated
	2010	2009
	$'000	$'000

Deferred income tax at 30 June relates to the following:
Deferred tax assets
Depreciation	301	340
Provisions and accruals	166	1,875
Exchange losses	113	121
Share based payments by USA subsidiaries	171	203
Other	51	60
Losses carried forward
- Australia	40,474	35,177
- US	16,921	16,990
- Other countries	1,899	2,368
Total deferred tax assets not recognised	60,096	57,134

Deferred tax liability
Exchange gains	-	-
Other		(76)

Total deferred tax liability not recognised	-	(76)

-Net deferred tax asset not recognised	60,096	57,058

NOTES TO THE FINANCIAL STATEMENTS

Tax consolidation

Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July, 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions).

As the tax consolidation group continues to generate tax losses there has been no reason for the Company to enter a tax funding agreement with members of the tax consolidation group.

Note 4.	EARNINGS PER SHARE

The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 13 does not result in diluted earnings per share therefore the information has not been disclosed.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 2,370,340 options (refer Note 13).

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the end of the reporting period and before the completion of this financial report.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2010	2009
	$'000	$'000

Net loss attributable to owners of the parent	(12,345)	(18,928)

	2010 Thousands	2009 Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	102,126	101,741

Note 5.	CASH AND CASH EQUIVALENTS

	Consolidated
	2010	2009
	$'000	$'000

Cash at bank and in hand	12,131	27,848
Short-term deposits	2,000	4,490
	14,131	32,338

Secured cash (Refer Note 15)	1,000	1,000
	15,131	33,338

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits and secured cash are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

NOTES TO THE FINANCIAL STATEMENTS

     Note 6. TRADE AND OTHER RECEIVABLES

	Consolidated
	2010	2009
	$'000	$'000

Current

Trade receivables	1,279	1,531
Allowance for doubtful debts	(36)	(36)
	1,243	1,495

Deposits held	386	454
Other debtors	355	303
	1,984	2,252

Provision for doubtful debts

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.

At 30 June, 2010 trade receivables of $36,000 (2009: $36,000) were considered doubtful. These amounts have been included in selling and promotional expenses.

Movements in the allowance for doubtful debts were as follows:

	Consolidated
	2010	2009
	$'000	$'000

Balance at 1 July	(36)	(20)

Change in allowance for the year	3	(23)
Amounts (recovered)/written off during the year	(3)	7

Balance at 30 June	(36)	(36)

NOTES TO THE FINANCIAL STATEMENTS

Past due but not considered doubtful

At 30 June, 2010 trade receivables of $408,000 (2009: $280,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2010	2009
	$'000	$'000

1 - 30 days overdue	363	250
31 - 60 days overdue	33	15
61 - 90 days overdue	-	3
91 + days overdue	12	12

	408	280

Receivable balances which are neither overdue nor impaired are expected to be received when due.

Other receivables

Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.

At 30 June, 2010 other receivables of $111,000 (2009: $Nil) were past due but were not considered to be doubtful.

	Consolidated
	2010	2009
	$'000	$'000

1 - 30 days overdue	62	-
31 - 60 days overdue	35	-
61 - 90 days overdue	-	-
91 + days overdue	14	-

	111	-

Other receivable balances which are neither overdue nor impaired are expected to be received when due.

Fair value and credit risk
Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.

Foreign exchange and interest rate risk

Details regarding foreign exchange and interest rate risk exposure is disclosed in Note 15.

NOTES TO THE FINANCIAL STATEMENTS

Note 7.	INVENTORIES

	Consolidated
	2010	2009
	$'000	$'000

Current

Work in progress (at cost)	888	573
Finished goods (at cost)	673	761
	1,561	1,334

Note 8.	OTHER CURRENT ASSETS

	Consolidated
	2010	2009
	$'000	$'000

Prepayments	442	565

Note 9.	PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2010	2009
	$'000	$'000

Plant and equipment - at cost	2,601	2,697
Accumulated depreciation	(2,443)	(2,395)
	158	302

Leasehold improvements - at cost	111	107
Accumulated depreciation	(97)	(56)
	14	51

Total property, plant and equipment - at cost	2,712	2,804
Accumulated amortisation and depreciation	(2,540)	(2,451)

Total property, plant and equipment	172	353

NOTES TO THE FINANCIAL STATEMENTS

Reconciliations
Reconciliations of the carrying amount of property, plant and equipment at the beginning and at the end of the current financial year.

	Consolidated
	2010	2009
	$'000	$'000
Plant and equipment
Carrying amount at beginning of financial year	302	517
Additions	18	63
Disposals	(5)	(21)
Depreciation expense	(157)	(257)
Carrying amount at end of financial year	158	302

Leasehold improvements
Carrying amount at beginning of financial year	51	58
Additions	4	32
Disposals	-	(14)
Depreciation expense	(41)	(25)
Carrying amount at end of financial year	14	51

Note 10.	TRADE AND OTHER PAYABLES

	Consolidated
	2010	2009
	$'000	$'000

Current

Trade payables	2,529	2,837
Accrued trade payables	1,935	1,261
Accrued clinical trial payments	901	3,961
	5,365	8,059

Terms and conditions relating to the above payables:

• trade payables are non-interest bearing and normally settled on 30 day terms; and
• clinical trial payables are non-interest bearing and normally settled on 30 day terms.

Risk exposure
Information about the Group’s exposure to foreign exchange risk and liquidity risk is provided in Note 15.

Fair value
Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

NOTES TO THE FINANCIAL STATEMENTS

Note 11.	PROVISIONS

	Consolidated
	2010	2009
	$'000	$'000
Employee benefit provision
Current	597	774
Non-current	103	190
	700	964

	Consolidated
	2010	2009
	$'000	$'000
Make good provision
Opening balance at beginning of the year	46	46
Additional provision made in the period	3	-
Closing balance at the end of the year	49	46

Current	-	-
Non-current	49	46
	49	46

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of $49,000 was made in respect of the Group’s expected obligation.

Note 12.	CONTRIBUTED EQUITY AND RESERVES

(a) Issued and paid up capital
	Consolidated
	2010	2009
	$'000	$'000
Fully Paid Ordinary Shares
Novogen Limited
102,125,894 (2009: 102,125,894) ordinary shares	133,100	133,100
	133,100	133,100

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	65,855	65,855
Glycotex, Inc.	7,464	7,464
	73,319	73,319

Contributed Equity	206,419	206,419

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

On March 31, 2010, MEI effected a reverse stock split of its outstanding common stock on a 1-for-10 split adjusted basis in order to satisfy a bid price listing requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). For the purpose of this report all share data presented has been adjusted retrospectively to incorporate the 1-for-10 reverse stock split.

NOTES TO THE FINANCIAL STATEMENTS

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price	$'000
		$
On issue 1 July, 2008	97,594,261		127,573

New Share Issue	4,531,633	1.22	5,527
Total shares issued during the period	4,531,633		5,527

On issue 30 June, 2009	102,125,894		133,100

On issue 1 July, 2009	102,125,894		133,100

On issue 30 June, 2010	102,125,894		133,100

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 13).

(b) Reserves

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in the currency translation reserve were as follows:
	Consolidated
	2010	2009
	$'000	$'000

Balance at the beginning of the year	(3,010)	(7,491)
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	-	56
Exchange differences on translation of foreign operations	(768)	4,425
Balance at the end of the year	(3,778)	(3,010)

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated
	2010	2009
	$'000	$'000

Balance at the beginning of the year	(179,730)	(162,251)

Adjustment to opening retained earnings attributed to minority interest holders	-	389
Equity attributable to share based payments	623	1,060
Current year (loss)/profit	(12,345)	(18,928)

Balance at the end of the year	(191,452)	(179,730)

NOTES TO THE FINANCIAL STATEMENTS

(d) Non-controlling interests
The non-controlling interests are detailed as follows:

	Consolidated
	2010	2009
	$'000	$'000

Ordinary shares	31,141	31,141
Foreign currency translation reserve	(1,504)	(1,193)
Accumulated losses	(27,650)	(24,854)
	1,987	5,094

Note 13.	SHARE BASED PAYMENT PLANS

Employee Share Option Plan

The Company has suspended the Novogen Limited Employee Share Option Plan. When business conditions improve the design and application of the plan, including performance criteria, will be reviewed.

Under this plan all Executive Directors and executives and other staff had the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period. The qualifying service period was determined from time to time by the Board under the terms of the Employee Share Option Plan and employees were currently required to have completed one year service before they were eligible for a grant of options. The number and timing of options issued under the terms of the Employee Share Option Plan was entirely at the discretion of the Board. No options have been issued under this plan for the year ended 30 June, 2010.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

The expense recognised in the Statement of Comprehensive Income in relation to employee share-based payments is disclosed in Note 2(f).

Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period. The expense recognised in the Statement of Comprehensive Income in relation to consultant options is $Nil (2009:$134,901). No new options have been granted during the year to consultants.

The contractual life of all options granted is five years. There are no cash settlement alternatives.

NOTES TO THE FINANCIAL STATEMENTS

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to employees during the year;

	2010		2009
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	4,071,412	$1.26	2,327,976	$2.28
Granted	-	N/A	2,441,712	$0.60
Forfeited	(1,550,364)	$1.15	(586,996)	$1.53
Exercised	-	N/A	-	N/A
Expired	(150,708)	$4.90	(111,280)	$6.76
Outstanding at the end of the year	2,370,340	$1.11	4,071,412	$1.26
Exercisable at the end of the year	1,018,552	$1.57	886,110	$2.63

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2010	No. outstanding 30 June, 2009
$4.90	16/03/10	-	160,340
$3.64	21/04/11	164,416	228,964
$2.41	30/03/12	214,868	346,172
$2.41	26/10/12	50,472	141,668
$1.06	1/03/13	553,012	894,916
$1.06	1/03/13	126,928	345,592
$0.53	6/03/14	1,260,644	1,953,760

		2,370,340	4,071,412

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to consultants during the year;

	2010		2009
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	142,004	$1.81	103,020	$2.69
Granted	-	N/A	45,644	$0.53
Forfeited	(132,820)	$1.59	-	N/A
Expired	(9,184)	$4.90	(6,660)	$6.76
Outstanding at the end of the year	-	N/A	142,004	$1.81
Exercisable at the end of the year	-	N/A	49,063	$3.02

NOTES TO THE FINANCIAL STATEMENTS

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2010	No. outstanding 30 June, 2009
$4.90	16/03/10	-	9,184
$3.64	16/04/11	-	20,624
$2.41	30/03/12	-	31,092
$1.06	1/03/13	-	35,460
$0.53	6/03/14	-	45,644

		-	142,004

There are no share options outstanding at 30 June, 2010. The weighted average remaining contractual life for the share options outstanding as at 30 June, 2009 was between 1 and 5 years.

There were no options granted during the year. The weighted average fair value of options granted during the year ended 30 June, 2009 was $0.34.

The fair value of the equity-settled share options granted to both employees and consultants is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used to calculate the fair value of the options.

	6 March,	31 October,
	2009	2008
Exercise price	0.5256	1.06
Share price at grant date	0.51	0.95
Dividend yield	0%	0%
Expected volatility	73%	66%
Historical volatility	73%	66%
Risk-free interest rate	3.61%	4.76%
Expected life of option	5 years	4.3 years
Option fair value	0.31	0.51

The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Marshall Edwards, Inc.

Share based payment plans

On 9 December, 2008, MEI adopted the Marshall Edwards, Inc. 2008 Stock Omnibus Equity Compensation Plan (the “Plan”) and cancelled the Marshall Edwards, Inc. Share Option Plan (the “Share Option Plan”).  No options were issued under the Share Option Plan. The Plan provides for the issuance of a maximum of 7,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors.

NOTES TO THE FINANCIAL STATEMENTS

On 28 January, 2009, options exercisable for 5,000 shares of common stock were granted to a consultant for services to the company under the Plan. The options have an exercise price of US$6.30 and are fully exercisable at date of grant. The options have a term of 5 years and expire on 28 January, 2014. At 30 June, 2010 no options had expired, been forfeited or exercised and all 5,000 were outstanding at that date.

On 18 June, 2010, Mr Zech, pursuant to the terms of his employment as Chief Financial Officer of MEI, received options to purchase 73,463 shares of the MEI’s common stock under the Plan. These options were granted on 18 June, 2010, with an exercise price of US$1.52 per share equal to the closing price of the MEI’s common stock on 18 June, 2010. Of Mr. Zech’s options, 25% will vest on 18 June, 2011 and, thereafter, the remaining 75% will vest in equal monthly installments over the following thirty-six (36) months. The options have a term of five years from the date of grant.

Other share based payments.

On 30 July, 2008 MEI granted a warrant to a consultant, to purchase up to 4,608 shares of common stock at an exercise price of US$21.70 per share for services provided to the company. The shares are fully vested from grant date and expire five years from grant date on 30 July, 2013.

On 23 April, 2010, Dr Gold, pursuant to the terms of his employment as President and Chief Executive Office of MEI, received options to purchase 220,390 shares of the MEI’s common stock in two separate tranches. The first tranche of options to purchase 110,195 shares of MEI’s common stock was granted to Dr Gold upon his appointment, with an exercise price of US$5.05 per share equal to the closing price of MEI’s common stock on 23 April, 2010. The second tranche of options to purchase 110,195 shares of MEI’s common stock was granted to Dr Gold on 7 June, 2010 following the public release of the OVATURE study results, with an exercise price of US$1.86 per share equal to the closing price of the MEI’s common stock on 7 June, 2010. Of Dr Gold’s options, 25% will vest one year from the effective date of the Employment Letter and, thereafter, the remaining 75% of Dr Gold’s options will vest in equal monthly installments over the following thirty-six (36) months. Both tranches of options have a term of five years from the date of each grant. In the event of a Change in Control of the Company, as defined in the Employment Letter, Dr Gold’s options will become fully vested. Dr Gold’s options are issued outside the Plan.

At 30 June, 2010 no shares had been issued as a result of exercising the warrants.

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, MEI share options issued during the year;

	2010			2009
	No.	WAEP		No.	WAEP
Outstanding at the beginning of the year	9,608	$	US13.69	-		N/A
Granted	293,853	$	US2.97	9,608	$	US13.69
Forfeited	-		N/A	-		N/A
Expired	-		N/A	-		N/A
Outstanding at the end of the year	303,461	$	US3.31	9,608	$	US13.69
Exercisable at the end of the year	9,608	$	US13.69	9,608	$	US13.69

NOTES TO THE FINANCIAL STATEMENTS

The following table details the exercise price, expiry date and number of MEI options issued that were outstanding as at the end of the year:
Exercise Price	Expiry Date	No. outstanding 30 June, 2010	No. outstanding 30 June, 2009
US$21.70	30/07/13	4,608	4,608
US$6.30	28/01/14	5,000	5,000
US$5.05	23/04/15	110,195	-
US$1.86	7/06/15	110,195	-
US$1.52	18/06/15	73,463	-

		303,461	9,608

The fair value of the equity settled transactions with consultants are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

The following table lists the inputs to the model used to calculate fair value:

	18 June, 2010	7 June, 2010	23 April, 2010	28 January, 2009	30 July, 2008
Exercise price	US$1.52	US$1.86	US$5.05	US$6.30	US$21.70
Share price at grant date	US$1.52	US$1.86	US$5.05	US$6.30	US$21.30
Dividend yield	0%	0%	0%	0%	0%
Expected volatility	136%	135%	132%	111%	81%
Historical volatility	136%	135%	132%	111%	81%
Risk-free interest rate	2.04%	1.95%	2.61%	1.70%	3.36%
Expected life of warrant/option	5 years	5 years	5 years	5 years	5 years
Warrant/option fair value	US$1.33	US$1.63	US$4.38	US$5.00	US$14.10

Glycotex, Inc. Share based payment plans

The Glycotex, Inc, 2007 stock option plan provides for the issuance of a maximum of 357,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. On 29 May, 2009, options exercisable for 125,573 shares of common stock were granted under the Stock Option Plan.

A total of 50,229 options vest and become exercisable on the grant date, 37,672 options vest on 29 May, 2010 and 37,672 options vest on 29 May, 2011. The options have an exercise price of US$15.13. The options have a term of 5 years and expire on 29 May, 2014. At 30 June, 2010, 87,901 options were exercisable, no options had expired, been forfeited or exercised and all 125,573 were outstanding at that date.

The fair value of the equity settled transactions are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

NOTES TO THE FINANCIAL STATEMENTS

The following table lists the inputs to the model used to calculate fair value:

29 May, 2009
Exercise price	US$15.13
Share price at grant date	US$15.13
Dividend yield	0%
Expected volatility	52%
Historical volatility	52%
Risk-free interest rate	2.34%
Expected life of warrant	5 years
Warrant fair value	US$7.13

        Note 14. SEGMENT INFORMATION

The group has adopted AASB 8 Operating Segments from 1 July 2009 whereby segment information is presented using a 'management approach', i.e. segment information is provided on the same basis as information used for internal reporting purposes by the chief operating decision maker (executive management committee that makes strategic decisions). Comparatives for 2009 have been restated on this basis.

Identification of reportable segments
The Group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources. Previously the Group reported segment information based on both geographic location (Australia/NZ, North America and Europe) and business function, however, it has now aligned the segments reported to be consistent with the way in which the executive management team review operations.

The operating segments indentified by management are based on the specific area of targeted therapeutic treatment or the individual market in which products are sold.

The Group has identified four unique segments as follows:
1 – Drug Development - includes the discovery of new compounds and the early stage screening for bioactivity of such compounds through both in vivo and in vitro testing.
2 – Oncology Drug Program – involves the development of selected oncology drug candidates which have indicated potential bioactivity against cancer cells through clinical trial programs to assess safety and efficacy.
3 – Consumer Business – a dietary supplement business based on red clover isoflavones which are marketed and sold world wide
4 – Wound Healing – a separate and unique technology based on Beta-1 Glucan to aid in the management of wounds. This technology is currently being progressed through a clinical trial program to assess safety and efficacy in order to ultimately obtain marketing approval.

The accounting policies used by the Group in reporting segments internally are consistent with those applied to the consolidated accounts and contained in Note 1.

Corporate costs have been allocated between segments and are therefore included in the net profit/(loss) for each segment.

NOTES TO THE FINANCIAL STATEMENTS

The Group has a number of customers to which it provides products. The major customers of the Group are pharmaceutical distributors, the largest of these accounts for $1,347,000 (14%) of external revenue (2009: $1,136,000) with the next highest accounting for 9% of external revenue (2009: 9%). The Group also receives royalty income which is dominated by one single customer representing $1,493,000 (15%) of external revenue (2009: $1,617,000).

	DRUG DEVELOPMENT		ONCOLOGY DRUG PROGRAM		CONSUMER BUSINESS		WOUND HEALING		TOTAL
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	(000's)		(000's) (000's) (000's) (000's)
Net sales from external customers	-	-	-	-	7,983	8,333	-	-	7,983	8,333
Other revenue	1,690	2,192	95	306	140	308	-	8	1,925	2,814
Total revenue	1,690	2,192	95	306	8,123	8,641	-	8	9,908	11,147

Net (loss)/profit	(7,427)	(6,398)	(7,245)	(12,299)	959	(2,040)	(1,532)	(3,050)	(15,246)	(23,787)

Interest revenue	195	573	95	306	-	1	-	8	290	888
Interest expense	(16)	(11)	(1)	-	-	-	2	-	(15)	(11)
Depreciation and amortisation	(188)	(271)	-	-	(8)	(8)	(2)	(3)	(198)	(282)
Share based payments	(225)	(603)	(73)	(106)	-	-	(430)	(490)	(728)	(1,199)
Income tax expense	-	-	(1)	(1)	(9)	-	-	-	(10)	(1)

Total assets and total liabilities, as reviewed and used by the executive management team, are not allocated between segments where the segments are contained within the same legal entity.

	Consolidated
	2010	2009
	$'000	$'000
Segment assets

Drug development and consumer business (combined)	18,489	22,880
Oncology drug program	10,719	23,856
Wound healing	38	365
Total segment assets	29,246	47,101
Inter-segment eliminations	(9,956)	(9,259)
Total assets per the statement of financial position	19,290	37,842

Segment liabilities	Consolidated
	2010	2009
	$'000	$'000
Drug development and consumer business (combined)	3,831	3,838
Oncology drug program	2,059	5,106
Wound healing	2,610	1,814
Total segment liabilities	8,500	10,758
Intersegment eliminations	(2,386)	(1,689)
Total liabilites per the statement of financial position	6,114	9,069

NOTES TO THE FINANCIAL STATEMENTS

Revenue from external customers by geographical locations is detailed below. Revenue is attributed to geographical locations based on the location of the customers.

Segment revenue	Consolidated
	2010	2009
	$'000	$'000
Australia	3,529	3,699
North America	1,788	2,068
Europe	2,240	2,200
other	426	366
	7,983	8,333

An analysis of the location of non-current assets, other than financial instruments, is as follows.

Non-current assets	Consolidated
	2010	2009
	$'000	$'000
Australia	155	330
North America	17	22
Europe	-	1
	172	353

Note 15. FINANCIAL INSTRUMENTS

Capital risk management

The Group manages its capital to ensure that the entities in the Group will be able to continue as a going concern while maximising shareholder value.

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. The Group operates globally, primarily through subsidiary companies established in the markets in which the Group trades, or through subsidiary companies established to facilitate the development of specialty pharmaceutical products including oncology drug development through Marshall Edwards, Inc. and wound healing through Glycotex, Inc.

The Group’s overall strategy remains unchanged from 2009, whereby future operating cash flows generated by a profitable Consumer Health business will supplement the funds raised in equity markets by the Group’s listed subsidiary companies.

Financial risk management

The Group’s principal financial instruments comprise cash and short term deposits, receivables and payables. The Group is not exposed to significant debt or borrowings.

The Group’s activities expose it to a variety of financial risks. The main risks arising from the Group’s financial instruments are market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

Market risk

Interest rate risk

The Group’s exposure to market interest rates relate primarily to the investments of cash balances.

The Group has cash reserves held primarily in US$ and A$ and places funds on deposit with financial institutions for periods generally not exceeding three months.

At the end of the reporting period the Group had the following exposure to variable interest rate risk:

	Consolidated
	2010	2009
	$'000	$'000
Financial assets

Cash at bank and in hand	12,131	27,848
Short term deposits	2,000	4,490
	14,131	32,338

Secured cash	1,000	1,000

Net exposure	15,131	33,338

At 30 June, 2010, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2010	2009
	$'000	$'000
Consolidated
+1% (100 basis points)	151	333
-1% (100 basis points)	(151)	(333)

NOTES TO THE FINANCIAL STATEMENTS

The Group's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.

Consolidated

		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial assets
Cash	5	9,489	18,835	-	-	-	-	2,642	9,013	12,131	27,848	0.66%	0.58%
Deposits	5	-	-	3,000	5,490	-	-	-	-	3,000	5,490	5.40%	3.62%
Trade and other receivables	6	-	-	-	-	-	-	1,984	2,252	1,984	2,252	N/A	N/A
Loans and receivables		-	-	3,000	5,490	-	-	1,984	2,252	4,984	7,742

		9,489	18,835	3,000	5,490	-	-	4,626	11,265	17,115	35,590

Financial liabilities
Trade and other payables	10	-	-	-	-	-	-	5,365	8,059	5,365	8,059	N/A	N/A
Financial liabilities at amortised cost		-	-	-	-	-	-	5,365	8,059	5,365	8,059

Net financial assets/(liabilities)		9,489	18,835	3,000	5,490	-	-	(739)	3,206	11,750	27,531

Foreign currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (USD), the British pound (GBP), the Euro, the Swiss Franc (CHF) and the Canadian dollar (CAD). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June, 2010, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Group may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

NOTES TO THE FINANCIAL STATEMENTS

The Group’s exposure to foreign currency risk at 30 June, 2010 was as follows:
	Consolidated
	2010	2009
	$'000	$'000
USD denominated

Financial assets
Cash and cash equivalents	909	467
Trade and other receivables	210	243
	1,119	710
Financial liablities
Trade and other payables	127	155
Net exposure	992	555

GBP denominated

Financial assets
Cash and cash equivalents	127	126
Trade and other receivables	243	340
	370	466
Financial liablities
Trade and other payables	206	337
Net exposure	164	129

CAD denominated

Financial assets
Cash and cash equivalents	102	150
Trade and other receivables	163	121
	265	271
Financial liablities
Trade and other payables	208	145
Net exposure	57	126

EURO denominated

Financial assets
Cash and cash equivalents	-	12
Trade and other receivables	406	491
	406	503
Financial liablities
Trade and other payables	108	339
Net exposure	298	164

CHF denominated

Financial liablities
Trade and other payables	615	218
Net exposure	(615)	(218)

AUD denominated

Financial assets
Cash and cash equivalents	752	738
Trade and other receivables	32	293
	784	1,031
Financial liablities
Trade and other payables	551	4,085
Net exposure	233	(3,054)

NOTES TO THE FINANCIAL STATEMENTS

The following sensitivity is based on the foreign currency risk exposures in existence at the date of the Statement of Financial Position:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2010	2009
	$'000	$'000
USD denominated

Consolidated
AUD/USD +10%	(90)	(50)
AUD/USD -10%	110	62

GBP denominated

Consolidated
AUD/GBP +10%	(15)	(12)
AUD/GBP -10%	18	14

CAD denominated

Consolidated
AUD/CAD +10%	(5)	(11)
AUD/CAD -10%	6	14

EURO denominated

Consolidated
AUD/EURO +10%	(27)	(15)
AUD/EURO -10%	33	18

CHF denominated

Consolidated
AUD/EURO +10%	56	20
AUD/EURO -10%	(68)	(24)

AUD denominated

Consolidated
AUD/USD +10%	(21)	278
AUD/USD -10%	26	(339)

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit application procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

As of 30 June, 2010, the Group did not hold derivative financial instruments. The Group places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The Group is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Group mitigates default risk by depositing funds with high credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

NOTES TO THE FINANCIAL STATEMENTS

The Group’s maximum exposures to credit risk at the end of the reporting period in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Statement of Financial Position. Trade and other receivables by region are as follows:

	Consolidated
	2010	2009
	$'000	$'000
Australia	1,525	1,724
North America	217	182
Europe	242	346
	1,984	2,252

Concentration of credit risk
There are no significant concentrations of credit risk within the Group. The Group minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers. The credit risk on liquid funds is limited as the counterparties are banks with high credit ratings.

Credit risk is managed in the following way:
(i) customer payment terms are 30 days except for some customers who have 60 day terms;
(ii) credit limits are applied to customers to limit the credit risk exposure; and
(iii) by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The Group manages liquidity risks by maintaining adequate cash reserves and by continuously monitoring cash forecasts and actual cash flows.

Maturity analysis of financial liabilities based on management’s expectation
Trade payables and other financial liabilities mainly arise from the financing of assets used in our ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the Group’s overall liquidity risk.

Year ended 30 June, 2010	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	5,365	-	-	-	5,365

Total	5,365	-	-	-	5,365

Year ended 30 June, 2009	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	8,059	-	-	-	8,059

Total	8,059	-	-	-	8,059

NOTES TO THE FINANCIAL STATEMENTS

Financing facilities available

At the end of the reporting period, the following financing facilities had been negotiated and were available:

	Consolidated
	2010	2009
	$'000	$'000

Multi option facility	1,000	1,000
	1,000	1,000

Used at balance date	526	526
Unused at balance date	474	474
	1,000	1,000

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $1 million at all times as additional security for the multi-option facility.

Note 16.	COMMITMENTS

	Consolidated
	2010	2009
	$'000	$'000

(a) Lease commitments *

Commitments in relation to operating leases
contracted for at the reporting date but not
recognised as liabilities payable:
Not later than 1 year	343	490
Later than 1 year but not later than 2 years	375	84
Later than 2 years but not later than 3 years	350	-
Later than 3 years but not later than 4 years	245	-
Later than 4 years but not later than 5 years	265	-
Greater than 5 years	68
	1,646	574

(b) Other expenditure commitments

Research and development contracts for
service to be rendered:
Not later than 1 year	1,450	1,797
Later than 1 year but not later than 2 years	95	518
Later than 2 years but not later than 3 years	-	324
	1,545	2,639

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

There are no commitments for capital expenditure outstanding at the end of the financial year.

NOTES TO THE FINANCIAL STATEMENTS

  Note 17.  RELATED PARTY DISCLOSURES

Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

Name of Entity	Country of Incorporation	% Equity interest *		Investment ($'000)
		2010	2009	2010	2009
Novogen Laboratories Pty Ltd ^	Australia	100	100	2,154	2,154
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Novogen Inc	US	100	100	-	-
Glycotex, Inc.	US	80.7	80.7	857	857
Novogen Limited (UK)	UK	100	100	-	-
Promensil Limited	UK	100	100	-	-
Novogen BV	Netherlands	100	100	-	-
Novogen Canada Limited	Canada	100	100	-	-
Marshall Edwards, Inc.	US	71.3	71.3	6,712	6,712
Marshall Edwards Pty Limited #	Australia	71.3	71.3	-	-
				16,723	16,723

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^ Entities subject to class order relief
Pursuant to Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

# Entities that meet the requirements of small proprietary limited corporations.

* The proportion of ownership interest is equal to the proportion of voting power held.

NOTES TO THE FINANCIAL STATEMENTS

The consolidated Statement of Comprehensive Income and Statement of Financial Position of the entities that are members of the “Closed Group” are as follows:

Consolidated Statement of Comprehensive Income	CLOSED GROUP
	2010	2009
	$'000	$'000

Loss from continuing operations before income tax	(4,876)	(6,395)
Income tax expense	-	-
Loss after tax from continuing operations	(4,876)	(6,395)
Accumulated losses at the beginning of the period	(117,015)	(111,224)
Net income recognised directly in equity	223	604
Accumulated losses at the end of the financial year	(121,668)	(117,015)

Consolidated Statement of Financial Position	CLOSED GROUP
	2010	2009
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	4,264	9,164
Trade and other receivables	2,440	2,161
Inventories	1,068	827
Other current assets	348	489
Total current assets	8,120	12,641

NON-CURRENT ASSETS
Property, plant and equipment	155	329
Other financial assets	6,712	6,712
Total non-current assets	6,867	7,041

TOTAL ASSETS	14,987	19,682

CURRENT LIABILITIES
Trade and other payables	2,854	2,653
Provisions	549	708
Total current liabilities	3,403	3,361

NON-CURRENT LIABILITIES
Provisions	152	236
Total non-current liabilities	152	236

TOTAL LIABILITIES	3,555	3,597

NET ASSETS	11,432	16,085

EQUITY
Contributed equity	133,100	133,100
Accumulated losses	(121,668)	(117,015)
TOTAL EQUITY	11,432	16,085

NOTES TO THE FINANCIAL STATEMENTS

Note 18.	PARENT ENTITY INFORMATION

The following details information related to the parent entity, Novogen Limited, at 30 June, 2010. The information presented here has been prepared using consistent accounting policies as presented in Note 1.

STATEMENT OF FINANCIAL POSITION
as at 30 June, 2010
	Novogen Limited
	2010	2009
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	3,906	5,918
Trade and other receivables	9	7
Other current assets	288	432
Total current assets	4,203	6,357

NON-CURRENT ASSETS
Other financial assets	6,712	6,712
Total non-current assets	6,712	6,712

TOTAL ASSETS	10,915	13,069

CURRENT LIABILITIES
Trade and other payables	158	157
Total current liabilities	158	157

TOTAL LIABILITIES	158	157
NET ASSETS	10,757	12,912

EQUITY
Contributed equity	133,100	133,100
Accumulated losses	(122,343)	(120,188)
TOTAL EQUITY	10,757	12,912

	Novogen Limited
	2010	2009
	$'000	$'000

Loss for the period	(2,379)	(7,200)

Total comprehensive income	(2,379)	(7,200)

Parent entity guarantees

(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b)
The parent company has guaranteed in a deed dated 16 May, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(c)
As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

NOTES TO THE FINANCIAL STATEMENTS

(d)
As a condition of establishing bank facilities Novogen Limited and its controlled entities Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Note 19.	REMUNERATION OF AUDITORS

	Consolidated
	2010	2009
	$	$

Amounts received or due and receivable by BDO for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated group;	333,285	328,726
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	25,960	50,650
- MEI S3/S8 audit and review services	-	3,381
- Other	-	6,240
	359,245	388,997

Amounts received or due and receivable by other entities in the BDO network for other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services	3,681	4,359
- Administrative matters	2,545	30,456
	6,226	34,815

Amounts received or due and receivable by non BDO audit firms for:
- an audit or review of the financial report of the entity and any other entity in the consolidated group, for local statutory purposes	21,044	22,229
- other non-audit services - local statutory auditors	38,123	46,705
	59,167	68,934

	424,638	492,746

NOTES TO THE FINANCIAL STATEMENTS

  Note 20.  DIRECTOR AND KEY MANAGEMENT PERSONNEL

a) Compensation of key management personnel

	Consolidated
	2010	2009
	$	$

Short term employee benefits	2,310,137	2,705,031
Post employment benefits	285,707	532,290
Long term employee benefits	44,157	(52,228)
Termination payments	2,201,366	-
Share-based payment	142,094	347,921
Total Compensation	4,983,461	3,533,014

Further information regarding key management personnel and their compensation can be found in the Audited Remuneration Report contained in the Directors’ Report commencing on page 18.

NOTES TO THE FINANCIAL STATEMENTS

b) Option holding of key management personnel

Novogen Limited

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2009				30 June, 2010	30 June, 2010	30 June, 2010
	Number	Number	Number	Number	Number	Number	Number
Executive Directors
C Naughton	309,860	-	-	(309,860)	-	-	-
AJ Husband	230,428	-	-	(22,592)	207,836	131,754	76,082

Executives
DR Seaton	441,100	-	-	(441,100)	-	-	-
WJ Lancaster (US)	209,288	-	-	(209,288)	-	-	-
BM Palmer	238,784	-	-	(12,392)	226,392	99,921	126,471
CD Kearney	245,172	-	-	(12,088)	233,084	103,359	129,725
RL Erratt	225,900	-	-	(12,264)	213,636	94,958	118,678
MG Hinze @	-	-	-	140,376	140,376	60,813	79,563

Total	1,900,532	-	-	(879,208)	1,021,324	490,805	530,519

@ Mr Hinze was appointed as CFO on 20 June, 2010.  Options held prior to his appointment as CFO are shown in net changes.

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2008				30 June, 2009	30 June, 2009	30 June, 2009
	Number	Number	Number	Number	Number	Number	Number
Executive Directors
C Naughton	91,196	218,664	-	-	309,860	100,264	209,596
AJ Husband	118,392	126,928	-	(14,892)	230,428	102,387	128,041

Executives
DR Seaton	243,884	212,108	-	(14,892)	441,100	102,028	339,072
WJ Lancaster (US)	107,736	109,400	-	(7,848)	209,288	44,859	164,429
BM Palmer	132,868	114,160	-	(8,244)	238,784	55,715	183,069
CD Kearney	136,360	117,004	-	(8,192)	245,172	57,176	187,996
RL Erratt	127,176	106,880	-	(8,156)	225,900	53,813	172,087

Total	957,612	1,005,144	-	(62,224)	1,900,532	516,242	1,384,290

Marshall Edwards, Inc.

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2009				30 June, 2010	30 June, 2010	30 June, 2010
	Number	Number	Number	Number	Number	Number	Number
Executives
DP Gold	-	220,390	-	-	220,390	-	220,390
TM Zech	-	73,463	-	-	73,463	-	73,463

Total	-	293,853	-	-	293,853	-	293,853

NOTES TO THE FINANCIAL STATEMENTS

c) Shareholdings of key management personnel and their related parties

Novogen Limited

	Balance 1 July, 2009	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2010
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
PA Johnston	73,594	-	-	-	73,594
C Naughton #	633,511	-	-	-	633,511
AJ Husband	102,920	-	-	-	102,920
GM Leppinus	11,883	-	-	-	11,883
PJ Nestel AO	32,000	-	-	-	32,000
WD Rueckert *	5,000	-	-	-	5,000
PB Simpson #	5,500	-	-	-	5,500

Executives
DR Seaton #	37,378	-	-	-	37,378
BM Palmer	205,636	-	-	-	205,636
CD Kearney	8,850	-	-	-	8,850
RL Erratt	271,368	-	-	-	271,368
MG Hinze @	-	-	-	14,728	14,728

Total	1,387,640	-	-	14,728	1,402,368

# Closing balance represents the shareholding at the time the key management personnel’s employment ceased with the company.

* Shares held as sponsored ADR’s.

@ Mr Hinze was appointed as CFO on 20 June, 2010.  Shares held prior to his appointment as CFO are shown in net changes.

	Balance 1 July, 2008	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2009
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
PA Johnston	73,594	-	-	-	73,594
C Naughton	633,511	-	-	-	633,511
AJ Husband	102,920	-	-	-	102,920
GM Leppinus	3,000	-	-	8,883	11,883
PJ Nestel AO	32,000	-	-	-	32,000
WD Rueckert *	-	-	-	5,000	5,000
PB Simpson	5,500	-	-	-	5,500

Executives
DR Seaton	37,378	-	-	-	37,378
BM Palmer	205,636	-	-	-	205,636
CD Kearney	8,850	-	-	-	8,850
RL Erratt	231,368	-	-	40,000	271,368

Total	1,333,757	-	-	53,883	1,387,640
All equity transactions with Executive Directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

NOTES TO THE FINANCIAL STATEMENTS

Note 21.	CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Guarantees

(a)
The Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

(b)
As a condition of establishing bank facilities Novogen Limited and its controlled entities Novogen Laboratories Pty Ltd and Novogen Research Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Parent entity guarantees are further disclosed in Note 18.

Note 22.	EVENTS AFTER THE END OF THE REPORTING PERIOD

Novogen Limited received a letter from The Nasdaq Stock Market on 19 July, 2010 notifying it that for the last 30 consecutive business days the bid price of the Company’s common stock closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Global Market under Nasdaq Rule 5450(a)(1). According to Nasdaq’s letter, the Company will be afforded a grace period of 180 calendar days, or until 18 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A).  In order to regain compliance, shares of the Company’s common stock must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period. The Company intends to actively monitor the bid price of its common stock between now and 18 January, 2011. This notification from The Nasdaq Stock Market has no bearing on the ASX listing.

On 14 July, 2010, MEI received notice from Nasdaq stating that for the last 30 consecutive business days, the Market Value of Publicly Held Shares closed below the minimum US$5 million required for continued listing on the Nasdaq Global Market under Nasdaq Rule 5450(b)(1)(C). Market Value of Publicly Held Shares is calculated by multiplying the publicly held shares, which is total shares outstanding less any shares held by officers, directors, or beneficial owners of 10% or more, by the consolidated closing bid price. Novogen Limited currently owns 71.3% of the outstanding common stock of MEI. Therefore, the value of Novogen Limited’s shares is excluded from the Market Value of Publicly Held Shares of MEI. According to Nasdaq's letter, MEI would be afforded a grace period of 180 calendar days, or until 10 January, 2011, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A). MEI intend to actively monitor the Market Value of Publicly Held Shares between now and 10 January, 2011.

On 10 August, 2010 MEI announced the appointment of Christine A. White, M.D. to its board of directors. Dr. White replaces Professor Paul J. Nestel, who has served as a director since April 2001.

There have been no other significant events occurring after the end of the reporting period which have had a material impact on the business.

DIRECTORS’ DECLARATION

The Directors of the Company declare that:

1.
The financial statements, comprising the Statement of Comprehensive Income, Statement of Financial Position, Statement of Cash Flows, Statement of Changes in Equity, accompanying notes, are in accordance with the Corporations Act 2001 and:

(a)	comply with Accounting Standards and the Corporations Regulations 2001; and

(b)	give a true and fair view of the consolidated entity’s financial position as at 30 June, 2010 and of the performance for the year ended on that date.

2.	The Company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.

3.	In the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

4.
The remuneration disclosures included in pages 18 to 24 of the Directors’ Report (as part of the audited Remuneration Report) for the year ended 30 June, 2010 comply with section 300A of the Corporations Act 2001.

5.	The Directors have been given the declaration by Chief Financial Officer required by section 295A.

Novogen Limited and its subsidiaries identified in Note 18 are parties to the deed of cross guarantee under which each company guarantees the debts of the others. At the date of this declaration there are reasonable grounds to believe that the companies which are parties to this deed of cross guarantee will as a consolidated entity be able to meet any obligations or liabilities to which they are, or may become, subject to, by virtue of the deed.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors by:

/s/ Philip Johnston

Philip Johnston
Chairman

Sydney, 25 August, 2010

INDEPENDENT AUDITOR’S REPORT

To the members of Novogen Limited

Report on the Financial Report

We have audited the accompanying financial report of Novogen Limited, which comprises the statement of financial position as at 30 June 2010, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001 would be in the same terms if it had been given to the directors at the time that this auditor’s report was made.

Auditor’s Opinion

In our opinion:
(a) the financial report of Novogen Limited is in accordance with the Corporations Act 2001, including:
(i) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2010 and of its performance for the year ended on that date; and
ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and
(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 18 to 24 of the directors‟ report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion, the Remuneration Report of Novogen Limited for the year ended 30 June 2010, complies with section 300A of the Corporations Act 2001.

BDO Audit (NSW-VIC) Pty Ltd

/s/ Simon Coulton
Simon Coulton
Director

Dated in Sydney this 25th day of August, 2010.

ASX ADDITIONAL INFORMATION

1.	The information required in the appendix 4E, required by the Australian Stock Exchange, has been satisfied through this annual report.

2.	Novogen Limited has an Audit Committee consisting of GM Leppinus (Chairman), PA Johnston, PJ Nestel AO and WR Rueckert.

3.	The names of the Substantial Shareholders disclosed to the Company are as follows:

Oppenheimer Funds Inc. 12,744,689 Shares
Josiah T.Austin and
El Coronado Holdings, LLC20,318,053 Shares	(4,531,633 directly owned with the remaining 15,786,420 represented by 3,157,284 sponsored ADR’s)

    4.  Distribution of shareholders by size of holding as at 31 July, 2010 was:

Category (size of Holding)	Number of Shareholders	Number of Shares
1 – 1,000	1,645	1,003,550
1,001 – 5,000	1,568	4,234,887
5,001 – 10,000	417	3,337,194
10,001- 100,000	442	12,294,504
100,001+	47	81,255,759
	4,119	102,125,894

There is only one class of shares and all shareholders have equal voting rights.

   5.   The number of shareholdings held in less than marketable parcels is 2,773.

ASX ADDITIONAL INFORMATION

6.	The names of the 20 largest shareholders listed in the holding Company’s Register as at 23 August, 2010 were:

		Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	National Nominees Limited	49,455,567	48.43%
2.	J P Morgan Nominees Australia Limited	8,894,109	8.71%
3.	El Coronado Holdings, LLC	4,531,633	4.44%
4.	HSBC Custody Nominees (Australia) Limited	3,462,309	3.39%
5.	Bende Holdings Pty Limited	3,353,238	3.28%
6.	Petlind Pty Limited	1,108,658	1.09%
7.	Ankerwyke Holdings Pty Ltd	800,000	0.78%
8.	Jonwood Constructions Pty Ltd	560,000	0.55%
9.	Coolawin Road Pty Ltd	513,654	0.50%
10.	Berne No 132 Nominees Pty Ltd	511,196	0.50%
11.	Aquagolf Pty Limited	500,000	0.49%
12.	Catl Pty Ltd	500,000	0.49%
13.	Citicorp Nominees Pty Limited	462,600	0.45%
14.	Mr Ahmed Bashir	400,000	0.39%
15.	Mr John Anderson Maher	400,000	0.39%
16.	Werona Investments Pty Ltd	362,911	0.36%
17.	The Naughton Family Superannuation Fund	345,574	0.34%
18.	Netned Pty Ltd	333,660	0.33%
19.	Mr James Armstrong	300,000	0.29%
20.	Superdes Pty Ltd	300,000	0.29%
			0.00%
		77,095,109	75.49%

   7.   The name of the Company Secretary is Ronald Lea Erratt.

8.	The address of the principal Registered Office is 140 Wicks Road, North Ryde, NSW, 2113, Australia.
 Telephone: +61 2 9878 0088   Facsimile:  +61 2 9878 0055.

9.	The Company’s Share Register is maintained by Computershare Investor Services Pty Limited, Level 12, 565 Bourke Street, Melbourne, VIC, 3000, Australia.
 Telephone +613 9611 5711 – Facsimile +61 3 9611 5710.
 Investor enquiries within Australia 1300 855 080.
 E-mail essential.registry@computershare.com.au

10.
Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited.  American Depository Receipts (ADR) – an ADR is created with 5 Australian listed shares - are traded on the NASDAQ Global Market exchange (code NVGN). Marshall Edwards, Inc., is listed and quoted on the NASDAQ Global Market where shares (code MSHL) are traded.